CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of each class of securities offered	Offering Price	Registration Fee(2)
Common Stock (1), $0.10 par value	$750,000,000	$29,475

(1)	Including associated preferred stock purchase rights.

(2)	Calculated in accordance with Rule 457(o) and Rule 457(r).
Filed Pursuant to Rule 424(b)(5)
Registration Statement File No. 333-140997
Prospectus Supplement
(To Prospectus dated March 1, 2007)
$750,000,000
Freeport-McMoRan Copper & Gold Inc.
Common Stock

     On January 26, 2009, we entered into a distribution agreement with J.P. Morgan Securities, Inc. (“J.P.Morgan”), which we refer to as the “sales agent,” relating to shares of our common stock, par value $0.10 per share, offered by this prospectus supplement and the accompanying prospectus.
     In accordance with the terms of the distribution agreement, we may offer and sell shares of our common stock having an aggregate offering price up to $750 million from time to time through the sales agent. Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, at market prices or as otherwise agreed with the sales agent.
     Under the terms of the distribution agreement, we may also sell shares of common stock to J.P.Morgan, as principal for its own account, at a price agreed upon at the time of sale. If we sell shares to J.P.Morgan as principal, we will enter into a separate terms agreement setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.
     We will pay the sales agent a commission equal to 1.25% of the gross sales price per share of the shares sold through it as sales agent under the distribution agreement. Subject to the terms and conditions of the distribution agreement, J.P.Morgan will use its commercially reasonable efforts to sell on our behalf any shares to be offered by us under the distribution agreement. The offering of our common stock pursuant to the distribution agreement will terminate upon the earlier of (1) the sale of all shares of our common stock subject to the distribution agreement or (2) the termination of the distribution agreement by us or by the sales agent. There is no minimum purchase requirement, and no arrangement for shares to be received in an escrow, trust or similar arrangement.
     Our common stock is listed for trading on the NYSE under the symbol “FCX.” On January 23, 2009, the last reported sale price of our common stock on the NYSE was $22.81 per share.
     Investing in our common stock involves risks. Before buying shares of our common stock, you should read the discussion of material risks described in “Risk factors” beginning on page S-13 of this prospectus supplement for more information.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
J.P.Morgan

The date of this prospectus supplement is January 26, 2009.

Prospectus supplement

     You should rely solely on the information contained in this prospectus supplement, the accompanying prospectus, or in any related free writing prospectus issued by us (which we refer to as a “Company free writing prospectus”) and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the sales agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, any related Company free writing prospectus, or any document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

About this prospectus supplement
     This document contains two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
     Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where you can find more information.”
Industry and other information
     Unless we indicate otherwise, we base the information concerning the mining industry contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any related Company free writing prospectus on our general knowledge of and expectations concerning the industry. Our market positions and market shares are based on our estimates using data from various industry sources and assumptions that we believe to be reasonable based on our knowledge of the mining industry. We have not independently verified data from industry sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the mining industry and our market positions and market shares within such industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk factors” section of this prospectus supplement.

S-ii

Cautionary statement regarding forward-looking statements
     This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking information is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus supplement or the accompanying prospectus or may be incorporated in this prospectus supplement or the accompanying prospectus by reference to other documents and may include statements for the period following the completion of this transaction. Our representatives may also make forward-looking statements. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding anticipated production volumes, unit net cash costs, sales volumes, ore grades, milling rates, commodity prices, development and capital expenditures, mine production and development plans, availability of power, water, labor and equipment, anticipated environmental reclamation and closure costs and plans, environmental liabilities and expenditures, litigation liabilities and expenses, projected debt and cash balances, potential future dividend payments, reserve estimates, anticipated political, economic and social conditions in our areas of operations, projected exploration efforts and results, selling, general and administrative expenses, operating cash flows, royalty costs, the impact of copper, gold and molybdenum price changes, the impact of deferred intercompany profits on earnings, projected treatment charge rates, liquidity and other financial commitments. The words “anticipates,” “may,” “can,” “plans,” “feels,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to us or our management, are intended to identify those assertions as forward-looking statements.
     In making any of those statements, the person making them believes that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance, and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, weather-related risks, labor relations, environmental risks, litigation results, currency translation risks and other factors described in more detail under the heading “Risk factors.”
     Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations or financial condition. Except for our ongoing obligations under the federal securities laws, we do not intend and undertake no obligation to update or revise any forward-looking statements.

S-iii

Summary
     The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere in this prospectus supplement and accompanying prospectus, as well as the materials filed with the Securities and Exchange Commission (the “SEC”) that are considered to be part of this prospectus supplement and the accompanying prospectus.
Freeport-McMoRan Copper & Gold Inc.
     We are a leading international mining company with headquarters in Phoenix, Arizona. We operate large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. We have a dynamic portfolio of operating, expansion and growth projects in the copper industry and we are the world’s largest producer of molybdenum. Our portfolio of assets includes the Grasberg mining complex, the world’s largest copper and gold mine in terms of recoverable reserves; significant mining operations in the Americas, including the large scale Morenci/Safford minerals district in North America and the Cerro Verde and El Abra operations in South America; and the potential world-class Tenke Fungurume development project in the Democratic Republic of Congo (DRC).
     We conduct our operations primarily through our principal subsidiaries: Freeport-McMoRan Corporation (formerly Phelps Dodge Corporation), PT Freeport Indonesia and Atlantic Copper. On March 19, 2007, we acquired Phelps Dodge, a fully integrated producer of copper and molybdenum, with mines and processing facilities in North America, South America and Europe, and several development projects, including one of the world’s largest copper and cobalt concessions, the Tenke Fungurume mine, in the DRC. PT Freeport Indonesia’s principal asset is the world-class Grasberg copper and gold mine. We own 90.64 percent of PT Freeport Indonesia, including 9.36 percent owned through our wholly owned subsidiary PT Indocopper Investama. The Government of Indonesia owns the remaining 9.36 percent of PT Freeport Indonesia. PT Freeport Indonesia operates under an agreement called a Contract of Work with the Government of Indonesia. PT Freeport Indonesia is also a 25 percent owner of PT Smelting, which operates a copper smelter and refinery in Gresik, Indonesia. Our wholly owned subsidiary Atlantic Copper, S.A. smelts and refines copper concentrates in Spain.
     Our principal executive offices are located at One North Central Avenue, Phoenix, Arizona 85004-4414, and our telephone number at that address is (602) 366-8400.
Recent developments
Background
     After completion of the Phelps Dodge acquisition in March 2007, our business strategy was focused on defining the potential of our resources and developing expansion and growth plans to deliver additional volumes to a growing marketplace. After reducing debt by more than $10 billion during 2007, our financial policy was designed to use our cash flows to invest in growth projects with anticipated high rates of return and to return excess cash flows to shareholders in the form of dividends and share purchases.
     Commodity prices declined dramatically during the fourth quarter of 2008. After averaging $3.61 per pound for the first nine months of 2008, London Metal Exchange (LME) copper prices declined to a four-year low of $1.26 per pound in December 2008. The LME copper price was $1.38 per pound at January 23, 2009. Molybdenum prices averaged approximately $33 per pound in the first nine months of 2008. Slowing demand for molybdenum, principally in the metallurgical sector during the fourth quarter of 2008 resulted in a sudden and sharp decline in molybdenum prices. The Metals Week Dealer oxide price declined to a multi-year low of $8.75 per pound in November 2008 and was $9.30 per pound as of January 26, 2009.

     While our long-term strategy of developing our resources to their full potential remains in place, the severity of the decline in commodity prices and the present economic and credit environment have limited our ability to invest in growth projects and have required adjustments to our near-term plans. We announced a series of actions in December 2008, and on January 26, 2009 announced further changes to our near-term operating plans to reduce costs and enhance cash flow performance in the context of weak economic conditions and low commodity prices. We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirements for copper in the world’s economy; however, we are responding aggressively to the sudden downturn in copper and molybdenum markets and the uncertain economic outlook. Our revised operating plans reflect reductions in costs associated with lower operating rates and the effects of declines in energy prices and other commodity-based input costs. In addition, we have initiated significant reductions in exploration, research and administrative costs and suspended our common stock dividend and share purchase program.
Revised operating and development capital expenditure plans
     Our revised operating plans focus on reducing higher-cost production, primarily at our North America copper mining operations. During the fourth quarter of 2008 and in January 2009, we revised our operating plans to reflect a 50 percent reduction in the mining and crushed leach rates at our Morenci mine, a 50 percent reduction in the mining and stacking rates at our newly commissioned Safford mine, a 50 percent reduction in the mining rate at the Tyrone mine and a suspension of mining and milling activities at our Chino mine. We also have reduced our mining rates at the Candelaria and Ojos del Salado mines in South America. We revised our operating plans at our Henderson primary molybdenum mine in Colorado to operate at a curtailed rate, reflecting an approximate 25 percent reduction in Henderson’s annual production, and have also made adjustments to our molybdenum production plans at certain by-product mines. We plan to temporarily curtail the molybdenum circuit at Cerro Verde, which produced 3 million pounds of molybdenum in 2008. We will continue to adjust our operating strategy as market conditions change.
     We have deferred most of our project development activities and reduced capital spending programs at the Tenke Fungurume project in the Democratic Republic of Congo and in Indonesia. At Tenke Fungurume, we continue to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of this highly prospective district. Approximately $1.4 billion in aggregate project costs have been incurred through December 31, 2008. Construction activities are being advanced and initial production is targeted during the second half of 2009.
     We deferred incremental expansion projects at our Sierrita and Bagdad mines and the planned restart of our Miami mine. We have deferred our planned incremental expansion project for our Cerro Verde concentrator, delayed the sulfide project at El Abra and reduced spending for discretionary items. We have also suspended construction activities associated with the planned restart of our Climax molybdenum mine. Approximately $180 million of the $500 million project was incurred through December 31, 2008 and remaining near-term commitments total approximately $12 million.
Reported results and outlook
     On January 26, 2009, we announced financial and production information for the fourth quarter and year ended December 31, 2008, preliminary reserve information as of December 31, 2008, and updates to our outlook.
     Financial results
     Net loss applicable to common stock for fourth-quarter 2008 totaled $13.9 billion, or $36.78 per share compared to net income applicable to common stock for fourth-quarter 2007 of $414 million, or $1.05 per share. Fourth quarter results included impairments to the carrying values of long-lived assets of $10.9 billion pre-tax ($6.6 billion after-tax or $17.47 per share), a goodwill impairment charge of $6.0 billion pre-tax ($6.0 billion after-tax or $15.81 per share), lower of cost or market inventory adjustments of $760 million pre-tax ($466 million after-tax or $1.23 per share), $111 million in pre-tax restructuring costs

($67 million after-tax or $0.18 per share), $126 million in pre-tax reductions of performance-related benefits ($74 million after-tax or $0.20 per share) and losses on induced conversion of preferred stock of $22 million after-tax or $0.06 per share. Also included in fourth quarter results were adjustments to prior period copper sales that decreased earnings by $745 million pre-tax ($343 million after-tax or $0.91 per share) and a deferred tax asset valuation that reduced after-tax earnings by $359 million ($0.95 per share).
     Net loss applicable to common stock for full-year 2008 totaled $11.3 billion, or $29.72 per share compared to net income applicable to common stock for 2007 of $2.8 billion, or $7.50 per share. Twelve-month results included impairments to the carrying values of long-lived assets of $10.9 billion pre-tax ($6.6 billion after-tax or $17.34 per share), a goodwill impairment charge of $6.0 billion pre-tax ($6.0 billion after-tax or $15.69 per share), lower of cost or market inventory adjustments of $782 million pre-tax ($479 million after-tax or $1.26 per share), $111 million in pre-tax restructuring costs ($67 million after-tax or $0.18 per share) and reduction of performance-related benefits of $33 million ($20 million after-tax or $0.05 per share). Also included in twelve-month results were adjustments to prior period copper sales that increased earnings by $268 million pre-tax ($114 million after-tax or $0.30 per share) and a deferred tax asset valuation that reduced after-tax earnings by $359 million ($0.94 per share).
     For additional information, see “— Summary financial and operating data” below. For a discussion of the impairment charges, lower of cost or market inventory adjustments and provisional pricing adjustments, see “— Impairments” and “— Provisional pricing adjustments” below.
     Revenues for fourth-quarter 2008 were $2.1 billion, compared to revenues for fourth-quarter 2007 of $4.2 billion. Revenues for 2008 were $17.8 billion, compared to revenues of $16.9 billion for 2007.
     Our costs increased significantly during most of 2008 primarily as a result of increases in energy and sulfuric acid costs. Commodity-based input costs began to decrease in the fourth quarter of 2008 as a result of the recent sharp declines in prices of energy and other commodity-based input costs.
     Operating cash flows totaled $201 million for fourth-quarter 2008, compared to $1.3 billion for fourth-quarter 2007. Operating cash flows totaled $3.4 billion for 2008, compared to $6.2 billion for 2007. Capital expenditures totaled $779 million for fourth-quarter 2008 compared to $617 million for fourth-quarter 2007. Capital expenditures were $2.7 billion for 2008 and $1.8 billion in 2007.
     At December 31, 2008, total debt was approximately $7.4 billion and consolidated cash was $872 million. Net cash available to our parent company as of December 31, 2008, net of minority interests’ share, and taxes and other costs if distributed by our subsidiaries to our parent company, totaled $454 million, as shown below:

December 31,
2008
Cash at domestic companies	$112 [a]
Cash from international operations	760

Total consolidated cash	872
Less: Minority interests’ share	(267)

Cash, net of minority interests’ share	605
Taxes and other costs if distributed	(151)

Net cash available to parent company	$454

a. Includes cash at our parent company and at our North America mining operations.
     At December 31, 2008, we had $150 million of borrowings and $74 million of letters of credit issued under our revolving credit facilities, which mature in 2012, resulting in total availability of approximately $1.3 billion. At January 23, 2009, borrowings under the revolving credit facilities totaled $300 million.

     We have no significant debt maturities in the near-term as indicated in the table below (in millions).

Year
2009	$67
2010	10
2011	135

Total 2009 — 2011	212

Thereafter	7,139

Total	$7,351

     In December 2008, in privately negotiated transactions, we induced conversion of 0.3 million shares of our 5 1/2% Convertible Perpetual Preferred Stock with a liquidation preference of $268 million into 5.8 million shares of our common stock. To induce the conversion of these shares, we issued to the holders an additional aggregate 1.0 million shares of our common stock valued at $22 million. We recorded a $22 million charge to preferred dividends in the fourth quarter of 2008. Preferred dividend savings resulting from these transactions will total approximately $15 million per annum.
     Our financial results set forth above for 2008 are subject to additional review and analysis, including completion of the audit by our independent registered public accounting firm. These procedures could result in changes to this information.
     Operating data
     Consolidated sales from mines for fourth-quarter 2008 totaled 1.2 billion pounds of copper ($1.55 average realized price per pound), 462 thousand ounces of gold ($818 average realized price per ounce) and 12 million pounds of molybdenum ($24.55 average realized price per pound). Sales from mines for full year 2008 totaled 4.1 billion pounds of copper ($2.69 average realized price per pound), 1.3 million ounces of gold ($861 average realized price per ounce) and 71 million pounds of molybdenum ($30.55 average realized price per pound). For additional information, see “—Summary financial and operating data” below.
     Fourth-quarter 2008 consolidated sales of copper and gold were higher than the year-ago period primarily because of higher ore grades at Grasberg. Consolidated molybdenum sales of 12 million pounds in the fourth quarter of 2008 were lower than fourth-quarter 2007 sales of 19 million pounds because of slowing demand and revised mine plans for molybdenum production.
     Consolidated copper sales in North America in the fourth quarter of 2008 were higher than fourth-quarter 2007 sales primarily because of additional production from the Safford mine, which began operations in December 2007. The effect of curtailed production rates in North America is estimated to approximate 400 million pounds of copper in 2009. South America copper sales in the fourth quarter of 2008 were slightly higher than in fourth-quarter 2007 primarily because of the timing of shipments.
     Indonesia copper and gold sales in the fourth quarter of 2008 were higher than in the fourth quarter of 2007 as a result of mining in a higher ore grade section of the Grasberg open pit, as planned. At the Grasberg mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying quarterly and annual sales of copper and gold. After mining in a relatively low-grade section of the open pit in the last half of 2007 and first half of 2008, we are currently mining in a high-grade section which is expected to continue throughout 2009.
     In the fourth quarter of 2008, consolidated molybdenum sales from the Henderson mine and by-product mines totaled 12 million pounds, 7 million pounds lower than the fourth quarter of 2007 primarily resulting from lower demand and our revised operating plans to reduce production at Henderson.

     Exploration activities
     We are conducting exploration activities near our existing mines with a focus on opportunities to expand reserves that will support additional future production capacity in the large mineral districts where we currently operate. Drilling activities were significantly expanded over 2008, which identified additional ore adjacent to existing ore bodies.
     The number of drill rigs in operation, which expanded from 26 in March 2007 to approximately 100 in the third quarter of 2008, declined to 44 drill rigs at year-end 2008 in response to weak market conditions. Exploration expenses in 2008 totaled $248 million and are expected to approximate $75 million in 2009.
     Impairments
     We allocated the $25.8 billion purchase price to the estimated fair value of assets acquired and liabilities assumed in our March 2007 acquisition of Phelps Dodge, with $39.6 billion allocated to assets acquired including $6.2 billion allocated to goodwill. Metal price projections used to estimate fair values of the net assets acquired in the acquisition of Phelps Dodge ranged from near-term prices of approximately $3.00 per pound for copper declining over an approximate eight-year period to $1.20 per pound and $26 per pound for molybdenum declining over an approximate five-year period to $8.00 per pound, reflecting price expectations at that time. During the fourth quarter of 2008, we completed a review of the carrying values of our long-lived assets. Our impairment evaluations at December 31, 2008 were based on price assumptions reflecting prevailing copper futures prices approximating $1.40 to $1.50 per pound for three years and a long-term average price of $1.60 per pound. Molybdenum prices were assumed to average $8.00 per pound. In addition, during the fourth quarter of 2008, we completed our required annual impairment evaluation of goodwill. For the 2008 periods, these evaluations resulted in the recognition of impairment charges to reduce the carrying values of long-lived assets, other than goodwill, by $10.9 billion ($6.6 billion to net loss or $17.47 per share for fourth quarter and $17.34 per share for the year) and to eliminate the carrying value of goodwill of $6.0 billion ($6.0 billion to net loss or $15.81 per share for fourth quarter and $15.69 per share for the year).
     The following table summarizes the final purchase price allocation and compares these amounts to the related fourth-quarter 2008 impairment charges (amounts in billions).

	Phelps Dodge			Fourth-Quarter
	Historical	Fair Value	Final Purchase	2008
	Balances	Adjustments	Price Allocation	Impairments
Cash and cash equivalents	$4.2	$—	$4.2	$—
Inventories, including mill & leach stockpiles	0.9	2.8	3.7	(0.8)
Property, plant and equipment	6.0	16.2	22.2	(10.8)
Other assets	3.1	0.2	3.3	(0.1)
Allocation to goodwill	—	6.2	6.2	(6.0)

Total assets	14.2	25.4	39.6	(17.7)

Deferred income taxes	(0.7)	(6.3)	(7.0)	4.6
Other liabilities	(4.1)	(1.5)	(5.6)	—
Minority interests	(1.2)	—	(1.2)	—

Total net assets	$8.2	$17.6	$25.8	$(13.1)

     In connection with our acquisition of Phelps Dodge, product inventories and mill and leach stockpiles were recorded at fair values based on market prices and the outlook at the time for future prices. Financial accounting standards require that inventories be recorded at the lower of cost or market. As a result of the recent sharp declines in metals prices, we recorded charges to operating income for lower of cost or market inventory adjustments totaling $760 million ($466 million to net loss or $1.23 per share) in fourth-quarter 2008 and $782 million ($479 million to net loss or $1.26 per share) in 2008. Our calculations were based on price assumptions reflecting prevailing copper futures prices approximating $1.40 to $1.50 per pound for three years and a long-term average price of $1.60 per pound. Molybdenum prices were assumed to average $8.00 per pound. Without offsetting reductions in production costs, further declines in metals prices could result in additional lower of cost or market inventory charges in future periods.
     Provisional pricing adjustments
     For 2008, approximately 54 percent of our mined copper was sold in concentrate, 27 percent as rod (principally from North America operations) and 19 percent as cathodes. Under the long-established structure of sales agreements prevalent in the industry, substantially all of our concentrate sales and some of our cathode sales are provisionally priced at the time of shipment. The provisional prices are finalized in a contractually specified future period (generally one to four months from the shipment date) primarily based on quoted LME prices. The sales subject to final pricing are generally settled in a subsequent month or quarter. Because a significant portion of our concentrate and cathode sales in any quarterly period usually remain subject to final pricing, the quarter-end forward price is a major determinant of recorded revenues and the average recorded copper price for the period.
     LME copper prices averaged $1.78 per pound during the fourth quarter of 2008, compared with our recorded average price of $1.55 per pound. The applicable forward copper price at the end of the quarter was $1.39 per pound.
     At September 30, 2008, 467 million pounds of copper (net of minority interests) were provisionally priced at $2.89 per pound. Adjustments to these prior period copper sales decreased consolidated revenues by $745 million ($343 million to net loss or $0.91 per share) in the fourth quarter of 2008, compared with a decrease of $257 million ($119 million to net income or $0.29 per share) in the fourth quarter of 2007. Adjustments to prior year copper sales in 2008 resulted in an increase in consolidated revenues of $268 million ($114 million to net loss or $0.30 per share), compared with a decrease of $42 million ($18 million to net income or $0.05 per share) in 2007.
     Approximately half of our consolidated copper sales during the fourth quarter were provisionally priced at the time of shipment and are subject to final pricing in 2009. At December 31, 2008, we had copper sales of 508 million pounds of copper (net of minority interests) priced at an average of $1.39 per pound, subject to final pricing over the next several months. Each $0.05 change in the price realized from the December 31, 2008, price would have an approximate $16 million effect on our 2009 net income. The LME closing settlement price for copper on January 23, 2009, was $1.38 per pound.
     Preliminary reserve information
     Our estimated consolidated recoverable reserves include 102.0 billion pounds of copper, 40.0 million ounces of gold, 2.48 billion pounds of molybdenum, 266.6 million ounces of silver and 0.7 billion pounds of cobalt. Estimated recoverable reserves at December 31, 2008 were determined using a copper price of $1.60 per pound, a gold price of $550 per ounce and a molybdenum price of $8.00 per pound, compared with our 2007 assumptions of $1.20 per pound for copper, $450 per ounce for gold and $6.50 per pound for molybdenum. Estimated recoverable reserves include 3.9 billion pounds of copper in mill and leach stockpiles.

	Preliminary Recoverable Reserves[a]
	at December 31, 2008
	Copper	Gold	Molybdenum
	(billions of lbs)	(millions of ozs)	(billions of lbs)
North America	28.3	0.2	2.08
South America	32.2	1.3	0.40
Indonesia	35.6	38.5	—
Africa	5.9	—	—

Consolidated Basis[b]	102.0	40.0	2.48

Net Equity Interest[c]	82.4	36.2	2.30

a.	Proven and probable recoverable reserves are estimated metal quantities from which we expect to be paid after application of estimated metallurgical recovery rates and smelter recovery rates, where applicable. Recoverable reserves are that part of a mineral deposit, which we estimate can be economically and legally extracted or produced at the time of the reserve determination.

b.	Consolidated basis represents estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America and the Grasberg mining complex in Indonesia.

c.	Net equity interest represents estimated consolidated basis metal quantities further reduced for minority interest ownership.
     Net additions to recoverable copper reserves totaled approximately 12.8 billion pounds, including additions of 3.9 billion pounds at the North America mines, 7.5 billion pounds at the Cerro Verde mine in South America and approximately 1.6 billion pounds at the Tenke Fungurume project in the Democratic Republic of Congo. The additions reflect positive results of drilling programs undertaken during 2007 and 2008. The increases in reserves replaced over 300 percent of our 2008 copper production and 700 percent of our 2008 molybdenum production.

	Consolidated Reserves Rollforward
	Copper	Gold	Molybdenum
	(billions of lbs)	(millions of ozs)	(billions of lbs)
Reserves at December 31, 2007	93.2	41.0	2.04
Net additions/revisions	12.8	0.3	0.51
Production	(4.0)	(1.3)	(0.07)

Reserves at December 31, 2008	102.0	40.0	2.48

     Outlook
     Copper sales are expected to approximate 3.9 billion pounds in 2009 and 3.8 billion pounds in 2010. Molybdenum sales are expected to approximate 60 million pounds in 2009 and 60 million pounds in 2010. Gold sales are expected to approximate 2.2 million ounces in 2009 and 2.2 million ounces in 2010. The achievement of our sales estimates will be dependent on the achievement of targeted mining rates, the successful operation of production facilities, the impact of weather conditions and other factors.
     Our projected 2009 and 2010 capital expenditures are approximately $1.3 billion and $1.0 billion, respectively. Our exploration expenses for 2008 were $248 million, and our 2009 exploration budget is approximately $75 million.
     Using estimated sales volumes for 2009 and assuming 2009 average prices of $1.50 per pound of copper, $800 per ounce of gold and $9 per pound of molybdenum, our consolidated operating cash flows are projected to approximate $1.0 billion in 2009, which includes an estimate of approximately $0.6 billion in working capital requirements, principally related to the timing of settlements with customers on 2008 provisionally priced sales. The impact on our 2009 operating cash flow forecast would approximate

$260 million for each $0.10 per pound change for copper, $60 million for each $50 per ounce change for gold and $50 million for each $1 per pound change for molybdenum.
     We expect to fund our capital spending programs and working capital requirements through operating cash flows, available cash and credit facilities. In addition, we may raise additional debt and/or equity capital depending on terms and market conditions.
     Our operating and capital spending plans and our sales estimates will continue to be reviewed and additional adjustments may be made as market conditions warrant.
Summary financial and operating data

				Years Ended
	Fourth Quarter			December 31,
	2008	2007		2008	2007[a]
Financial Data (in millions, except per share amounts)
Revenues	$2,067 [b,c]	$4,184	[b,c,d]	$17,796 [b,c]	$16,939	[b,c,d]
Operating (loss) income	$(18,292)[c,g]	$1,152	[c,h]	$(12,710)[c,i]	$6,555	[c,j]
(Loss) income from continuing operations applicable to common stock[e]	$(13,933)[c,g]	$423	[c,h]	$(11,341)[c,i]	$2,734	[c,j]
Net (loss) income applicable to common stock[e]	$(13,933)[c,g]	$414	[c,h]	$(11,341)[c,i]	$2,769	[c,j]
Diluted net (loss) income per share of common stock:
Continuing operations	$(36.78)[c,g]	$1.07	[c,h]	$(29.72)[c,i]	$7.41	[c,j]
Discontinued operations	—	(0.02)		—	0.09

Diluted net (loss) income per share of common stock	$(36.78)[c,g]	$1.05	[c,h]	$(29.72)[c,i]	$7.50	[c,j]
Diluted average common shares outstanding	379	409		382	397
Operating cash flows	$201 [f]	$1,298	[f]	$3,370 [f]	$6,225	[f]
Capital expenditures	$779	$617		$2,708	$1,755
At December 31:
Cash and cash equivalents				$872	$1,626
Net working capital				$2,000	$2,034
Property, plant, equipment and development costs, net				$16,002	$25,715
Goodwill				—	$6,105
Total assets				$23,271	$40,661
Long-term debt, including current portion and short-term borrowings				$7,351	$7,211
Total stockholders’ equity				$5,790	$18,234

Summary financial and operating data

				Years Ended
	Fourth Quarter			December 31,
	2008	2007		2008	2007[k]
Operating Data — Sales from Mines
Copper (millions of recoverable pounds)
Total North America
FCX consolidated share [l]	387	316		1,434	1,332
Average realized price per pound	$1.84	$3.46	[m]	$3.07	$3.10	[m]
Total South America
FCX consolidated share	399	379		1,521	1,399
Average realized price per pound	$1.44	$3.06		$2.57	$3.25
Indonesia
FCX consolidated share [n]	411	183		1,111	1,131
Average realized price per pound	$1.39	$3.03		$2.36	$3.32
Total
FCX consolidated share	1,197	878		4,066	3,862
Average realized price per pound	$1.55	$3.20		$2.69	$3.22

Gold (thousands of recoverable ounces)
Total South America
FCX’s consolidated share	33	30		116	114
Average realized price per ounce	$812	$790		$853	$683

Indonesia
FCX’s consolidated share [n]	425	124		1,182	2,185
Average realized price per ounce	$819	$807		$861	$681

Total
FCX consolidated share	462	161		1,314	2,320
Average realized price per ounce	$818	$797		$861	$682

Molybdenum (millions of recoverable pounds)
FCX’s consolidated share	12	19		71	69
Average realized price per pound	$24.55	$27.84		$30.55	$25.87

a.	Includes Phelps Dodge results beginning March 20, 2007.

b.	Includes impacts of adjustments to provisionally priced concentrate and cathode sales recognized in prior periods. Adjustments are quantified in footnotes g, h, i and j.

c.	Includes charges totaling $43 million ($28 million to net loss or $0.08 per share) in fourth-quarter 2008, $34 million ($21 million to net income or $0.05 per share) in fourth-quarter 2007, $78 million ($52 million to net loss or $0.14 per share) for the full-year 2008 and $30 million ($18 million to net income or $0.05 per share) for the full-year 2007 for unrealized losses on copper derivative contracts entered into with our U.S. copper rod customers, which will allow us to receive market prices in the month of shipment while the customer pays the fixed price they requested.

d.	Includes credits for noncash mark-to-market accounting adjustments on the 2007 copper price protection program, which increased average realized copper prices by $0.04 per pound in fourth-quarter 2007, and charges, which decreased average realized copper prices by $0.05 per pound for the full-year 2007. We paid $598 million upon settlement of these contracts in January 2008. We do not currently intend to enter into similar hedging programs in the future. Credits (charges) are quantified in footnotes h and j.

e.	After preferred dividends and losses on induced conversions.

f.	Includes working capital sources (uses) of $384 million in fourth-quarter 2008, $406 million in fourth-quarter 2007, ($1.2) billion for the full-year 2008 and $1.0 billion for the full-year 2007.

g.	Fourth quarter results included impairments to the carrying values of long-lived assets of $10.9 billion pre-tax ($6.6 billion after-tax or $17.47 per share), a goodwill impairment charge of $6.0 billion pre-tax ($6.0 billion after-tax or $15.81 per share), lower of cost or market inventory reductions of $760 million pre-tax ($466 million after-tax or $1.23 per share), $111 million in pre-tax restructuring costs ($67 million after-tax or $0.18 per share), $126 million in pre-tax reductions to performance-related benefits ($74 million after-tax or $0.20 per share) and losses on induced conversion of preferred stock of $22 million after-tax or $0.06 per share. Also included in fourth quarter results were adjustments to prior period copper sales that decreased earnings by $745 million pre-tax ($343 million after-tax or $0.91 per share) and a valuation allowance on deferred tax assets that reduced after-tax earnings by $359 million ($0.95 per share).

h.	Included in fourth-quarter 2007 results were adjustments to prior period copper sales that decreased earnings by $257 million pre-tax ($119 million after-tax or $0.29 per share). Also included was pre-tax income of $37 million ($23 million after-tax or $0.06 per share) resulting from the copper price protection program described in footnote d.

i.	Twelve-month results included impairments to the carrying values of long-lived assets of $10.9 billion pre-tax ($6.6 billion after-tax or $17.34 per share), a goodwill impairment charge of $6.0 billion pre-tax ($6.0 billion after-tax or $15.69 per share), lower of cost or market inventory reductions of $782 million pre-tax ($479 million after-tax or $1.26 per share), $111 million in pre-tax restructuring costs ($67 million after-tax or $0.18 per share) and reduced performance-related benefits of $33 million ($20 million after-tax or $0.05 per share). Also included in twelve-month results were adjustments to prior period copper sales that increased earnings by $268 million pre-tax ($114 million after-tax or $0.30 per share) and a valuation allowance on deferred tax assets that reduced after-tax earnings by $359 million ($0.94 per share).

j.	Twelve-month 2007 results included adjustments to prior period copper sales that decreased earnings by $42 million pre-tax ($18 million after-tax or $0.05 per share). Also included was a pre-tax loss of $175 million ($106 million after-tax or $0.27 per share) resulting from the copper price protection program described in footnote d. Losses on early extinguishment of debt were $173 million pre-tax ($132 million after tax or $0.33 per share). Gains on sales of assets were $85 million pre-tax ($52 million after-tax or $0.13 per share).

k.	For comparative purposes, reflects the combination of our historical data with Phelps Dodge pre-acquisition date from January 1, 2007 through March 19, 2007.

l.	Amounts included for Morenci are net of joint venture partner’s 15 percent interest.

m.	Amount was $3.34 per pound for fourth-quarter 2007 and $3.25 per pound for full-year 2007 before mark-to-market accounting adjustments on the 2007 copper price protection program.

n.	Amounts are net of Grasberg’s joint venture partner’s interest, which varies in accordance with the terms of the joint venture agreement.

The Offering

Issuer	Freeport-McMoRan Copper & Gold Inc.

Common stock offered	Shares of our common stock having an aggregate offering price of up to $750 million.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things, the repayment of amounts outstanding under our revolving credit facilities and the financing of working capital and capital expenditures. See “Use of proceeds”.

Dividends	Due to the sharp decline in commodity prices and uncertain economic conditions, our board, in December 2008, suspended our common stock dividends. See “Dividend policy”.

Risk factors	See “Risk factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider.

The NYSE symbol	“FCX”.

Transfer agent and registrar	BNY Mellon Shareowner Services.

Risk factors
     In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following risk factors before making an investment in our common stock. We caution readers that these risk factors, among others, in some cases have affected, and in the future could affect, our actual consolidated results and could cause our actual consolidated results in the future to differ materially from the expectations expressed in forward-looking statements included in this prospectus supplement and the accompanying prospectus, including any documents incorporated by reference.
Risks related to our business
Financial risks
Extended declines in the market prices of copper, gold and/or molybdenum could continue to adversely affect our earnings and cash flows and, if sustained, could eventually adversely affect our ability to repay debt. Fluctuations in the market prices of copper, gold and molybdenum can cause significant volatility in our financial performance and can adversely affect the trading prices of our debt and equity securities.
     Our earnings and cash flows are affected significantly by the market prices of copper and, to a lesser extent, gold and molybdenum. The world market prices of these commodities have fluctuated historically and are affected by numerous factors beyond our control. Copper prices have declined significantly from their recent historically high levels. Exchange inventories have increased significantly since the first half of 2008. After averaging $3.61 per pound for the first nine months of 2008, London Metal Exchange (LME) copper prices declined to a low of $1.26 per pound in December 2008 and the LME copper price was $1.38 per pound at January 23, 2009. The price of molybdenum averaged approximately $33 per pound in the first nine months of 2008, declined to a multi-year low of $8.75 per pound in November 2008 and was $9.30 per pound on January 26, 2009. Gold prices averaged approximately $872 per ounce for 2008 and were $876 per ounce on January 23, 2009. An extended decline in the market price of these commodities could (1) adversely affect our earnings and cash flows, (2) adversely affect our ability to repay our debt and meet our other fixed obligations, and (3) depress the trading prices of our common and preferred stock and of our publicly traded debt securities.
     In addition, substantially all of our copper concentrate sales and some of our copper cathode sales are provisionally priced at the time of shipment, subject to final pricing at a specified future date based on LME or Commodity Exchange (COMEX) prices on that date. Accordingly, in times of falling copper prices, our revenues during a quarter are negatively affected by lower prices received for sales priced at current market rates and also from a decrease related to the final pricing of provisionally priced sales in prior periods.
     If the market prices for the metals we produce fall below our production costs for a sustained period of time, we may have to further revise our operating plans, including further curtailing production, reducing operating costs and capital expenditures and discontinuing certain exploration and development programs. We may be unable to decrease our costs in an amount sufficient to offset reductions in revenues, and may incur losses.
     World copper prices have historically fluctuated widely. During the three years ended December 31, 2008, LME daily closing spot prices ranged from $1.26 to $4.08 per pound for copper. World copper prices are affected by numerous factors beyond our control, including:
•	the strength of the U.S. economy and the economies of other industrialized and developing nations, including China, which has become the largest consumer of refined copper in the world;

•	available supplies of copper from mine production and inventories;

•	sales by holders and producers of copper;

•	demand for industrial products containing copper;

•	investment activity, including speculation, in copper as a commodity;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength or weakness of the U.S. dollar.
     World gold prices have historically fluctuated widely. During the three years ended December 31, 2008, the daily closing prices on the London spot market ranged from $525 to $1,011 per ounce for gold. World gold prices are affected by numerous factors beyond our control, including:
•	the strength of the U.S. economy and the economies of other industrialized and developing nations, including China;

•	global or regional political or economic crises;

•	the relative strength of the U.S. dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other holders;

•	demand for jewelry containing gold; and

•	investment activity, including speculation, in gold as a commodity.
     Molybdenum prices also fluctuate widely. Molybdenum demand depends primarily on the global steel industry, which uses the metal as a hardening and corrosion inhibiting agent. Approximately 80 percent of molybdenum production is used in this application. The remainder is used in specialty chemical applications such as catalysts, water treatment agents and lubricants. Approximately 50 percent of global molybdenum production is a by-product of copper mining, which is relatively insensitive to molybdenum prices. Decreased demand for molybdenum during the fourth quarter of 2008 resulted in a sudden and sharp decline in molybdenum prices. During the three years ended December 31, 2008, the Metals Week Dealer Oxide weekly average price for molybdenum ranged from $8.75 to $33.88 per pound. Molybdenum prices are affected by numerous factors beyond our control, including:
•	the worldwide balance of molybdenum demand and supply;

•	rates of global economic growth, especially construction and infrastructure activity that requires significant amounts of steel;

•	the volume of molybdenum produced as a by-product of copper production;

•	inventory levels;

•	currency exchange fluctuations, including the relative strength or weakness of the U.S. dollar; and

•	production costs of U.S. and foreign competitors.
The agreements governing our indebtedness require us to meet certain financial tests and other covenants and as a result may limit our flexibility in the operation of our business and our ability to pay dividends on our common stock.
     We incurred significant debt to fund a portion of the cash consideration paid to acquire Phelps Dodge. As of December 31, 2008, the outstanding principal amount of our indebtedness was $7.4 billion. The agreements governing our indebtedness restrict, subject to certain exceptions, our ability to:
•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	create liens on our assets;

•	make payments in respect of equity issued by us or our subsidiaries, including the payment of dividends on our common stock;

•	make investments in, or loans, to entities that we do not control, including joint ventures;

•	sell assets;

•	merge with or into other companies;

•	enter into sale and leaseback transactions;

•	enter into unrelated businesses;

•	enter into agreements or arrangements that restrict the ability of certain of our subsidiaries to pay dividends or other distributions;

•	prepay indebtedness; and

•	enter into hedging transactions other than in the ordinary course of business.
     In addition, our senior credit facilities require that we meet certain financial tests at any time that borrowings are outstanding under our revolving credit facility, including a leverage ratio test and a secured leverage ratio test. During periods in which copper, gold or molybdenum prices or production volumes, or other conditions reflect the adverse impact of cyclical market trends or other factors, we may not be able to comply with the applicable financial covenants.
     The senior credit facilities, the $6.0 billion 8.25%, 8.375%, and floating rate senior notes and the 6.875% senior notes contain covenants that limit our ability to make certain payments. These restrictions vary among the instruments, but generally limit our ability to pay certain dividends on common and preferred stock, repurchase or redeem common and preferred equity, prepay subordinated debt and make certain investments. At December 31, 2008, the most restrictive of these covenants allowed for such payments up to a limit that exceeded $5 billion.
     Our obligations under our senior credit facilities are (i) guaranteed by substantially all of our domestic subsidiaries and (ii) secured by a pledge of (a) 100 percent of the equity in substantially all of our domestic subsidiaries and (b) 66.5 percent of the equity in substantially all of our first tier foreign subsidiaries.
     Any failure to comply with the restrictions of our senior credit facilities, senior notes or any agreement governing our other indebtedness, after giving effect to any applicable grace period, may result in an event of default. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt agreements. Our assets and cash flow would not be sufficient to fully repay borrowings under our debt instruments that are accelerated upon an event of default.
     If we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our senior credit agreements at maturity or in the event of a default, the lenders under our senior credit facilities could terminate their commitments thereunder, cease making further loans, declare all borrowings outstanding (together with accrued interest and other fees) immediately due and payable and institute foreclosure proceedings against the security. Any such actions could negatively affect our financial condition and results of operations.
Under U.S. federal and state laws that require closure and reclamation plans for our mines, we are required to provide financial assurance sufficient to allow a third party to implement those plans if we are unable to do so. The U.S. Environmental Protection Agency (EPA) may seek financial assurance for investigation and remediation actions taken under CERCLA. The failure to comply with these requirements could have a material adverse effect on us.
     We are required by U.S. federal and state laws to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.
     As of December 31, 2008, our financial assurance obligations associated with closure and reclamation costs totaled approximately $715 million, of which approximately $425 million was in the form of parent company guarantees and financial capability demonstrations. Our ability to continue to provide financial assurance in the form of parent guarantees and financial capability demonstrations in New Mexico and Arizona depends on our ability to meet financial tests. Certain of the ratios in these tests are significantly more rigorous for companies that do not have an investment grade rating from a state-approved ratings service. We are currently rated investment grade by Standard & Poor’s and Fitch, but are not rated investment grade by Moody’s. If we fail to maintain our investment grade rating, we would be subject to these alternate tests, and as a result, the regulatory agencies may require us to provide alternative forms of financial assurance to fully satisfy our financial assurance obligations, such as letters of credit, surety bonds or collateral. Depending on our financial condition and market conditions, these other forms of financial assurance may be difficult or costly to provide. Issuance of letters of credit under our credit facilities would reduce our available liquidity. Failure to provide the required financial assurance could result in the closure of mines. As of December 31, 2008, we have limited financial assurance obligations associated with CERCLA-related actions, although U.S. EPA and certain states are currently considering increasing the use of financial assurance requirements. For additional information, see the risk factor “Mine closure regulations impose substantial costs on our operations” below.
We need significant amounts of cash to service our debt. If we are unable to generate sufficient cash to service our debt, our financial condition and results of operations could be negatively affected.
     We must generate sufficient amounts of cash to service and repay our debt. Our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Future borrowings may not be available to us under our senior credit facilities or from the capital markets in amounts sufficient to pay our obligations as they mature or to fund other liquidity needs. If we are not able to obtain such borrowings or generate sufficient cash from operations to service and repay our indebtedness, we will need to refinance our indebtedness to avoid any default. Such refinancing may not be available on favorable terms or at all. The inability to service, repay or refinance our indebtedness could negatively affect our financial condition and results of operations.
Our indebtedness, as well as the current global recession, disruption in financial markets and lower copper and/or molybdenum prices generally, could, among other things, impede our access to capital or increase our cost of capital, which would have an adverse effect on our ability to fund our working capital and other capital requirements.
     As of December 31, 2008, the outstanding principal amount of our debt was approximately $7.4 billion. The widely reported domestic and global recession, the associated low copper and molybdenum prices, and the unprecedented levels of disruption and continuing illiquidity in the credit markets have had an adverse effect on our operating results and financial condition, and if sustained or worsened such adverse effects could continue or worsen. Disruptions in the credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies, including ours. These disruptions have made it difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations and have limited our flexibility to plan for, or react to, changes in our business and the markets in which we operate. If these conditions persist or worsen, they could, among other things, make it difficult for us to finance our working capital requirements and service our existing debt.
     If future financing is not available to us when required, as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, we may be unable to invest needed capital for our development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could have an adverse effect on our operating results and financial condition.
Movements in foreign currency exchange rates or interest rates could negatively affect our operating results.
     Substantially all of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some of our costs, and certain of our asset and liability accounts, are denominated in Indonesian rupiah, Chilean pesos, Peruvian nuevos soles, Australian dollars, Euros and other foreign currencies. As a result, we will be generally less profitable when the U.S. dollar weakens in relation to these foreign currencies.
     As of December 31, 2008, approximately 20 percent of our outstanding debt was subject to variable interest rates. Increases in these rates will increase our interest costs and reduce our profits and operating cash flows.
     From time to time, we may implement currency or interest rate hedges intended to reduce our exposure to changes in foreign currency exchange or interest rates. However, our hedging strategies may not be successful, and any of our unhedged foreign exchange or interest payments will continue to be subject to market fluctuations.
Operational risks
The volume and grade of ore reserves that we recover and our rate of production may be more or less than anticipated.
     Our ore reserve amounts are determined in accordance with established mining industry practices and standards, and are estimates of the mineral deposits that can be recovered economically and legally based on currently available data. Estimates of proven and probable reserves are subject to considerable uncertainty. Ore bodies may not conform to standard geological expectations, and estimates may change as new data becomes available. Because ore bodies do not contain uniform grades and types of minerals, our metal recovery rates will vary from time to time.

     Additionally, because the determination of reserves is based partially on estimates of future selling prices, a sustained decrease in such prices may result in a reduction in economically recoverable ore reserves. These factors may result in variations in the volumes of mineral reserves that we report from period to period.
     There are also uncertainties inherent in estimating quantities of ore reserves and copper recovered from stockpiles. The quantity of copper contained in mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. The volume and grade of ore reserves recovered, rates of production and recovered copper from stockpiles may be less than anticipated.
We must continually replace reserves depleted by production. Our exploration activities may not result in additional discoveries.
     Our ability to replenish our ore reserves is important to our long-term viability. Produced ore reserves must be replaced by further delineation of existing ore bodies or by locating new deposits in order to maintain production levels over the long term. Exploration is highly speculative in nature. Our exploration projects involve many risks, require substantial expenditures and may not result in the discovery of sufficient additional mineral deposits that can be mined profitably. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.
Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.
     Mines by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results and cash flows. These operational risks and factors include the following:
•	unanticipated ground and water conditions;

•	adverse claims to water rights and shortages of water to which we have rights;

•	adjacent land ownership that results in constraints on current or future mine operations;

•	geological problems, including earthquakes and other natural disasters;

•	metallurgical and other processing problems;

•	the occurrence of unusual weather or operating conditions and other force majeure events;

•	lower than expected ore grades or recovery rates;

•	accidents;

•	delays in the receipt of or failure to receive necessary government permits;

•	the results of litigation, including appeals of agency decisions;

•	uncertainty of exploration and development;

•	delays in transportation;

•	interruption of energy supply;

•	labor disputes;

•	inability to obtain satisfactory insurance coverage; and

•	the failure of equipment or processes to operate in accordance with specifications or expectations.
Continuation of our mining production is dependent on the availability of a sufficient water supply to support our mining operations.
     Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Our operations in North and South America are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production at our mines is dependent on our ability to maintain our water rights and claims and defeat claims adverse to our current water uses in legal proceedings. At our U.S. operations, under state law, our water rights give us only the right to use public waters for a statutorily defined beneficial use at a designated location. In Arizona, we are a participant in two active general stream adjudications in which for over 30 years the State of Arizona has been attempting to quantify and prioritize surface water claims in two of the state’s largest river systems that include four of our mines (Morenci, Safford, Miami and Bisbee) and which may also affect our Arizona mine at Bagdad. Groundwater is not subject to adjudication in Arizona, but is subject to the doctrine of reasonable use, which requires balancing the utility of the use against the gravity of the harm to others who have rights in the same aquifer; however, wells may be subject to adjudication to the extent they are found to produce or affect surface water. In Colorado, our surface water and groundwater rights are subject to adjudication and we are involved in legal proceedings to resolve disputes regarding priority of administration of rights, including priority of some of our rights for the Climax mine. Our surface water and groundwater rights are fully licensed or have been fully adjudicated in New Mexico.
     In South America, water for our mining operations at Candelaria and Ojos del Salado is drawn from the Copiapo River aquifer. Because of rapid depletion of this aquifer in recent years, ongoing studies are addressing the adequacy of this water supply for our mining operations at these sites and a project to pump effluent from a nearby sewerage treatment plant as an alternate water source is being explored. At El Abra, regulatory agencies continue to evaluate the potential hydrologic and ecologic effects from our groundwater pumping at the Ascotan salt flat, with a pending agency determination on the adequacy of our mitigation management plan for this area.
     Although each operation currently has sufficient water rights and claims to cover its operational demands, we cannot predict the potential outcome of pending or future legal proceedings on our water rights, claims and uses. The loss of some or all water rights for any of our mines, in whole or in part, or shortages of water to which we have rights could require us to curtail or shut down mining production and could prevent us from pursuing expansion opportunities. Additionally, we have not yet secured adequate water rights to support all of our potential expansion projects, and our inability to secure those rights could prevent us from pursuing some of those opportunities.
An interruption of energy supply could adversely affect our mining operations.
     Our mining operations and development projects require significant energy. Our principal energy sources are electricity, purchased petroleum products, natural gas and coal. Our South American mining operations receive electrical power under long-term contracts with local energy companies. Our African development project, Tenke Fungurume, has entered into long-term power supply and infrastructure funding agreements with the state-owned electric utility company serving the Katanga province of the Democratic Republic of Congo. A disruption in the transmission of energy, inadequate energy transmission infrastructure, or the termination of any of our energy supply contracts could interrupt our energy supply and adversely affect our operations.
Increased production costs could reduce our profitability and cash flow.
     Energy represents a significant portion of our production costs. Our principal energy sources are electricity, purchased petroleum products, natural gas and coal. An inability to procure sufficient energy at reasonable prices could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as sulfuric acid, grinding media, steel, reagents, liners, explosives and diluents. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control and such prices are at times subject to volatile movements. Although our cash costs increased significantly in 2008, principally for energy and sulfuric acid, these costs began to decrease in the fourth quarter of 2008 as a result of the recent sharp declines in prices of energy, steel and sulfuric acid. Future increases in the cost of these commodities could make our operations less profitable. Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.
In addition to the usual risks encountered in the mining industry, our Indonesian operations involve additional risks because they are located on unusually difficult terrain in a very remote area.
     Our Grasberg mining operations are located in steep mountainous terrain in a very remote area in Indonesia. Because of these conditions, we have had to overcome special engineering difficulties and develop extensive infrastructure facilities. In addition, the area receives considerable rainfall, which has led to periodic floods and mudslides. The mine site is also in an active seismic area and has experienced earth tremors from time to time. Our insurance may not sufficiently cover an unexpected natural or operating disaster.
     On October 9, 2003, a slippage of material occurred in a section of the Grasberg open pit, resulting in eight fatalities. On December 12, 2003, a debris flow involving a relatively small amount of loose material occurred in the same section of the open pit resulting in only minor property damage. The events caused us to alter our short-term mine sequencing plans, which adversely affected our 2003 and 2004 production. We resumed normal production activities in the second quarter of 2004.
     On March 23, 2006, a mud/topsoil slide involving approximately 75,000 metric tons of material occurred from a mountain ridge above service facilities supporting PT Freeport Indonesia’s mining facilities. Regrettably, three contract workers were fatally injured in the event. The material damaged a mess hall and an adjacent area. As a result of investigations by PT Freeport Indonesia and the Indonesian Department of Energy and Mineral Resources, we conducted geotechnical studies to identify and address any potential hazards to workers and facilities from slides. The existing early warning system for potential slides, based upon rainfall and other factors, has also been expanded.
     On September 10, 2008, a small scale failure encompassing approximately 75,000 metric tons of material occurred at our Grasberg open pit. There were no injuries or property damage. The event caused a delay in our access to the high-grade section of the open pit and, as a result, a portion of the metal expected to be mined in the second half of 2008 was deferred to future periods.
     No assurance can be given that similar events will not occur in the future.
Development projects are inherently risky and may require more capital than anticipated, which could adversely affect our business. In addition, our most significant development project, Tenke Fungurume, is located in a remote area of the Democratic Republic of Congo.
     There are many risks and uncertainties inherent in all development projects, including our significant future development of underground mines at the Grasberg minerals district and our Tenke

Fungurume project. The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future prices of the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.
     New development projects have no operating history upon which to base estimates of future cash flow. These development projects also require the successful completion of feasibility studies, acquisition of governmental permits, acquisition of land, power and water and ensuring that appropriate community infrastructure is developed by third parties to support such projects. It is possible that we could fail to obtain the government approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing or at all. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, resulting in delays in producing revenue and increases in invested capital.
     Our Tenke Fungurume project is located in a remote area of the Democratic Republic of Congo and is subject to additional challenges due to:
•	severely limited infrastructure, including road and rail access;

•	limited and possibly unreliable energy supply;

•	security risks; and

•	limited health care in an area plagued by disease and other potential endemic health issues, including malaria.
     Consequently, our Tenke Fungurume development project may be substantially affected by factors beyond our control, which could increase the cost of the project and adversely affect its ultimate contribution to our operating results.
Environmental risks
Our domestic and international operations are subject to complex and evolving environmental laws and regulations, and compliance with environmental and regulatory requirements involves significant costs.
     Our ongoing mining operations and exploration activities, both in the U.S. and elsewhere, are subject to extensive laws and regulations governing exploration, development, production, occupational health, mine safety, toxic substances, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other related matters. Compliance with these laws and regulations imposes substantial costs and we expect these costs to continue to increase in the future because of increased regulatory enforcement, increased demand for remediation services and shortages of equipment, supplies, labor and other factors. The Federal Clean Air Act (CAA) has had a significant impact, particularly on our domestic smelter and power plants. Any change in waste management regulation of the mining industry under the Federal Resource Conservation and Recovery Act (RCRA) could have a significant impact, both on operational compliance and closure costs. In addition, environmental laws and regulations may change in ways that could adversely affect our operations or expansion opportunities.
In addition to compliance with environmental regulation at our operating sites, we incur significant costs for remediating environmental conditions on properties that have not been operated in many years.
     Freeport-McMoRan Corporation (formerly Phelps Dodge Corporation) and many of its affiliates and predecessor companies have been involved in mining, milling, and manufacturing in the U.S. for more than a century. Activities that occurred in the late 19th century and the 20th century prior to the advent of modern environmental laws were not subject to environmental regulation and were conducted before American industrial companies understood the long-term effects of their operations on the surrounding environment. With the passage of CERCLA in 1980, companies like Freeport-McMoRan Corporation became legally responsible for environmental remediation on properties previously owned or operated by them, irrespective of when the damage to the environment occurred or who caused it. That liability is often shared on a joint and several basis with all other owners and operators, meaning that each owner or operator of the property is fully responsible for the clean-up, although in many cases some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of our acquisition of Phelps Dodge in 2007, many of the subsidiary companies we now own are responsible for a wide variety of environmental remediation projects throughout the U.S., and we expect to spend substantial sums annually for many years to address these remediation issues. We are also subject to claims for natural resource damages where the release of hazardous substances is alleged to have injured natural resources. As of December 31, 2008, we had more than 100 active remediation projects in the U.S. in more than 25 states.
     We incurred aggregate environmental capital expenditure and other environmental costs, including joint venture partners’ share, totaling $555 million in 2008, $320 million in 2007 and $63 million in 2006.
     A summary of changes in environmental obligations for the year ended December 31, 2008 follows (in millions):

Balance at beginning of year	$1,268
Liabilities assumed in the acquisition of Phelps Dodge[a]	117
Accretion	95
Additions	35
Reductions	—
Spending	(114)

Balance at end of year	1,401
Less current portion	(120)

Long-term portion	$1,281

a. We finalized purchase accounting in the first quarter of 2008.
An adverse ruling in one or more pending legal proceedings involving environmental matters could have a material adverse effect on us.
     As described in our SEC filings, we are a defendant in numerous and in some cases significant litigation involving environmental cleanup costs, alleged environmental toxic torts and interpretations of environmental regulations. An adverse ruling in one or more of these matters could have a material adverse effect on our results of operations, financial condition and cash flow.
Mine closure regulations impose substantial costs on our operations.
     Our domestic operations are subject to various federal and state permitting requirements that include mine closure and mined-land reclamation obligations. These requirements are complex and vary depending upon the jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance sufficient to allow a third party to meet the obligations of those plans if we are unable to do so. In general, our domestic mines are required to review estimated closure and reclamation costs on either a periodic basis or at the time of significant permit modifications and post increasing amounts of financial assurance as required.

     In addition, our international mines are subject to various mine closure and mined-land reclamation laws, and there have recently been significant changes in closure and reclamation programs in both Peru and Chile that impose more stringent obligations on us for closure and reclamation. Updated closure plans for our three Chilean operations will be submitted to the government in February 2009.
     Our asset retirement obligations as of December 31, 2008, determined as required by Statement of Financial Accounting Standards No. 143, totaled approximately $712 million (including approximately $42 million for the current portion). The most significant revisions to cash flow estimates in 2008 were related to Chino, Atlantic Copper, PT Freeport Indonesia, Hidalgo and Tyrone. At December 31, 2008, we had accrued reclamation and closure costs of $372 million for our New Mexico operations, $164 million for our Arizona operations and $83 million for PT Freeport Indonesia. Asset retirement obligation cost estimates may increase or decrease significantly in the future as a result of changes in regulations, engineering designs and technology, permit modifications or updates, mine plans, cost of inflation or other factors and as actual reclamation spending occurs.
Regulation of greenhouse gas emissions effects and climate change issues may adversely affect our operations and markets.
     Energy is a significant input to our mining and processing operations. Our principal energy sources are electricity, purchased petroleum products, natural gas and coal. Many scientists believe that emissions from the combustion of carbon-based fuels contribute to greenhouse effects and therefore potentially to climate change.
     A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. Although the Kyoto Protocol has not been ratified by the U.S., several states have initiated legislative action on climate change. Climate change legislation has been introduced in, but not yet passed by the U.S. Congress. Many believe that federal climate change legislation is very likely to become effective in the next few years, which will result in increased future energy and compliance costs. From a medium and long-term perspective, we are likely to see an increase in costs relating to our assets that emit significant amounts of greenhouse gases as a result of regulatory initiatives in the U.S. and other countries in which we operate. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate.
     The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperatures. These effects may adversely impact the cost, production and financial performance of our operations.
Our operating, inactive and historical domestic mining sites and facilities may be subject to future regulation of radioactive materials that are commonly associated with, or result from, our mining operations.
     A number of federal and state agencies are considering new regulations to characterize, regulate and remediate potential workplace exposures and environmental impacts of radioactive materials commonly associated with mining operations. For example, the EPA could promulgate rules to regulate technologically enhanced naturally occurring radioactive materials (TENORM) and their impacts at mining operations. In addition, several states are promulgating groundwater quality compliance and remediation standards for radioactive materials, including uranium. Radioactive materials can be associated with copper mineral deposits, including both our current and discontinued operations. Consequently, our copper operations may generate, concentrate or release radioactive materials that may subject our operations to new and increased regulation. The impact of such future regulation on our operating, closure, reclamation, and remediation costs is uncertain.
Our mining operations in Indonesia create difficult and costly environmental challenges, and future changes in environmental laws, or unanticipated environmental impacts from those operations, could require us to incur increased costs.
     Mining operations on the scale of our operations in Papua involve significant environmental risks and challenges. Our primary challenge is to dispose of the large amount of crushed and ground rock material, called tailings, that results from the process by which we physically separate the copper-, gold- and silver-bearing materials from the ore that we mine. Our tailings management plan, which has been approved by the Government of Indonesia, uses the river system near our mine to transport the tailings to the lowlands where the tailings and natural sediments are deposited in a controlled area contained within an engineered levee system that will be revegetated.
     Another major environmental challenge is managing overburden, which is the rock that must be moved aside in the mining process in order to reach the ore. In the presence of air, water and naturally occurring bacteria, some overburden can cause acid rock drainage, or acidic water containing dissolved metals which, if not properly managed, can have a negative impact on the environment.
     Certain Indonesian governmental officials have from time to time raised issues with respect to our tailings and overburden management plans, including a suggestion that we implement a pipeline system rather than our river deposition system for tailings disposal. Because our mining operations are remotely located in steep mountainous terrain and in an active seismic area, a pipeline system would be costly, difficult to construct and maintain, and more prone to catastrophic failure, and could therefore involve significant potentially adverse environmental issues. Based on our own studies and others conducted by third parties, we do not believe that a pipeline system is necessary or practical.
     In connection with obtaining our environmental approvals from the Indonesian government, we committed to perform a one-time environmental risk assessment on the impacts of our tailings management plan. We completed this extensive environmental risk assessment with more than 90 scientific studies conducted over four years and submitted it to the Indonesian government in December 2002. We developed the risk assessment study with input from an independent review panel, which included representatives from the Indonesian government, academia and non-governmental organizations. The risks that we identified during this process were in line with our impact projections of the tailings management program contained in our environmental approval documents.
     In 2005, PT Freeport Indonesia agreed to participate in the Government of Indonesia’s PROPER (Program for Pollution Control, Evaluation and Rating) program. In March 2006, the Indonesian Ministry of Environment announced the preliminary results of its PROPER environmental management audit, acknowledging the effectiveness of PT Freeport Indonesia’s environmental management practices in some areas while making several suggestions for improvement in others.
International risks
Our operations outside of the United States are subject to political, social and geographic risks of doing business in foreign countries.
     We are a global mining company with substantial assets located outside of the United States. We conduct international mining operations in Indonesia, Chile and Peru. We also have a significant development project in the Democratic Republic of Congo, which is expected to begin production in 2009. Accordingly, our business may be adversely affected by political, economic and social uncertainties in each of these countries, in addition to the usual risks associated with conducting business in foreign countries. Such risks include (1) forced modification of existing contracts, (2) expropriation, (3) changes in a country’s laws and policies, including those relating to labor, taxation, royalties, divestment, imports, exports, trade regulations, currency and environmental matters, (4) political instability and civil strife, (5)

exchange controls, and (6) the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce the judgment of a foreign court or arbitration panel against a sovereign nation within its own territory. Our insurance does not cover most losses caused by these risks.
     In December 2008, we received a notice from tax authorities in Peru of their intent to assess mining royalties of $33 million regarding our Cerro Verde concentrator production as of December 2007. We believe our royalty obligations with respect to minerals extracted at Cerro Verde are subject to our existing stability agreement, regardless of the processing method applied after extraction, and believe we do not owe any additional royalties with respect to minerals processed through our concentrator. We intend to work cooperatively with the authorities in Peru to resolve this matter.
Because our Grasberg mine in Papua, Indonesia remains our most significant operating asset, our business may continue to be adversely affected by Indonesian political, economic and social uncertainties.
     Indonesia has faced political, economic and social uncertainties, including separatist movements and civil and religious strife in a number of provinces. In particular, several separatist groups are opposing Indonesian rule over the province of Papua, where our Grasberg mine is located, and have sought political independence for the province. In response, Indonesia enacted regional autonomy laws, which became effective January 1, 2001. The manner in which the new laws are being implemented and the degree of political and economic autonomy that they may bring to individual provinces, including Papua, are uncertain and are ongoing issues in Indonesian politics. In Papua, there have been sporadic attacks on civilians by separatists and sporadic but highly publicized conflicts between separatists and the Indonesian military. Social, economic and political instability in Papua could materially and adversely affect us if it results in damage to our property or interruption of our activities.
     Maintaining a good working relationship with the Indonesian government is important to us because our mining operations there are among Indonesia’s most significant business enterprises and are conducted pursuant to a Contract of Work with the Indonesian government. Partially because of their significance to Indonesia’s economy, the environmentally sensitive area in which they are located, and the number of people employed, our operations are occasionally the subject of criticism in the Indonesian press and in political debates, and have been the target of protests and occasional violence. In October 2004, Susilo Bambang Yudhoyono was elected as President of Indonesia in the nation’s first direct Presidential election. Indonesia has a Presidential election scheduled for July 2009. While we intend to continue to maintain positive working relationships with the Indonesian government, we cannot predict the impact that the 2009 elections will have on our relationships.
     Grasberg operated at reduced mining and milling rates during a four-day period from April 18, 2007 to April 21, 2007, as a result of peaceful protests by certain workers regarding benefits. The protests ended on April 21 with an agreement on a framework for minimum wages for its workers and Grasberg returned to normal operations. The impacts to production were not significant. Illegal miners have continued to operate along the river designated to transport the tailings from the mill to the lowlands in PT Freeport Indonesia’s government-approved tailings management area. The illegal miners who have trespassed from time to time in the area of our facilities have clashed with police who have attempted to move them away from our facilities. In 2006, the illegal miners temporarily blocked the road leading to the Grasberg mine and mill in protest, and PT Freeport Indonesia temporarily suspended mining and milling operations as a precautionary measure.
     We cannot predict whether additional incidents will occur that could disrupt our Indonesian operations, or whether similar incidents may occur in other countries that could affect our other operations. If additional protests or other disruptive incidents occur at any of our facilities, they could adversely affect our business and profitability in ways that we cannot predict at this time.

We do not expect to mine all of our Indonesian ore reserves before the initial term of our Contract of Work in Indonesia expires.
     All of our Indonesian proven and probable ore reserves, including the Grasberg deposit, are located in Block A. The initial term of our Contract of Work covering these ore reserves expires at the end of 2021. We can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which under our Contract of Work cannot be withheld or delayed unreasonably. Our ore reserves reflect estimates of minerals that can be recovered through the end of 2041 (i.e., through the expiration of the two 10-year extensions) and our current mine plan has been developed, and our operations are based on the assumption that we will receive the two 10-year extensions. As a result, we will not mine all of these ore reserves during the current term of our Contract of Work, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, we expect to mine approximately 35 percent of aggregate proven and probable recoverable ore at December 31, 2008, representing approximately 42 percent of PT Freeport Indonesia’s share of recoverable copper reserves and approximately 56 percent of its share of recoverable gold reserves.
Our Contracts of Work in Indonesia are subject to termination if we do not comply with our contractual obligations, and if a dispute arises, we may have to submit to the jurisdiction of a foreign court or arbitration panel.
     PT Freeport Indonesia’s Contract of Work and other Contracts of Work in which we have an interest were entered into under Indonesia’s 1967 Foreign Capital Investment Law, which provides guarantees of remittance rights and protection against nationalization. Our Contracts of Work can be terminated by the Government of Indonesia if we do not satisfy our contractual obligations, which include the payment of royalties and taxes to the government and the satisfaction of certain mining, environmental, safety and health requirements.
     At times, certain government officials and others in Indonesia have questioned the validity of contracts entered into by the Government of Indonesia prior to May 1998 (i.e., during the Suharto regime, which lasted over 30 years), including PT Freeport Indonesia’s Contract of Work, which was signed in December 1991. We cannot assure you that the validity of, or our compliance with, the Contracts of Work will not be challenged for political or other reasons. PT Freeport Indonesia’s Contract of Work and our other Contracts of Work require that disputes with the Indonesian government be submitted to international arbitration. Consequently, if a dispute arises under the Contracts of Work, we face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel, and if we prevail in such a dispute, we will face the additional risk of having to enforce the judgment of a foreign court or arbitration panel against Indonesia within its own territory.
     Indonesian government officials have periodically undertaken reviews regarding our compliance with Indonesian environmental laws and regulations and the terms of the Contracts of Work. In 2006, the Government of Indonesia created a joint team for “Periodic Evaluation on Implementation of the PT-FI Contract of Work (COW)” to conduct an evaluation every five years. The team consists of five working groups, whose members are from relevant ministries or agencies, covering production, state revenues, community development, environmental issues and security issues. We have conducted numerous meetings with these groups. The joint team has indicated that it will issue a report. While we believe that we comply with PT Freeport Indonesia’s Contract of Work in all material respects, we cannot assure you that the report will support that conclusion. Separately, the Indonesian House of Representatives created a working committee on PT Freeport Indonesia. Members of this group have also visited our operations and held a number of hearings in Jakarta. We will continue to work with these groups to respond to their questions about our operations and our compliance with PT Freeport Indonesia’s Contract of Work.
Any suspension of required activities under our Contracts of Work requires the consent of the Indonesian government.
     Our Contracts of Work permits us to suspend certain contractually required activities, including exploration, for a period of one year by making a written request to the Indonesian government. These requests are subject to the approval of the Indonesian government and are renewable annually. If we do not request a suspension or are denied a suspension, then we are required to continue our activities under the Contract of Work or potentially be declared in default. Moreover, if a suspension continues for more than one year for reasons other than force majeure and the Indonesian government has not approved such continuation, then the government would be entitled to declare a default under the Contract of Work.
     We suspended our field exploration activities outside of Block A in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. In 2001, we requested and received from the Government of Indonesia, formal temporary suspensions of our obligations under the Contracts of Work in all areas outside of Block A. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, in 2007 we resumed exploration activities in certain prospective Contract of Work areas outside of Block A.
Our Tenke Fungurume development project is located in the Democratic Republic of Congo, and our business may be adversely affected by political, economic and social instability in the Democratic Republic of Congo.
     Our most significant development project, Tenke Fungurume, is located in the Democratic Republic of Congo, a nation that since 1960 has undergone outbreaks of political violence, changes in national leadership and financial crisis. These factors heighten the risk of abrupt changes in the national policy towards foreign investors, which in turn could result in unilateral modification of concessions or contracts, increased taxation, denial of permits or permit renewals or expropriation of assets. Our ability to continue development is currently subject to an ongoing review of all mining contracts by the Ministry of Mines in the Democratic Republic of Congo (Ministry), the outcome of which cannot be predicted. We received notification on February 20, 2008 that the Ministry wishes to renegotiate several material provisions of our mining concessions. We believe that the terms of the concessions are fair and that they were negotiated transparently and are legally binding. However, we cannot predict whether the Government of the Democratic Republic of Congo will respect our contract rights. Other political, economic and social risks that are outside of our control and could adversely affect our business include:
•	political risks associated with the limited tenure of the newly elected government;

•	cancellation or renegotiation of mining contracts by the government;

•	royalty and tax increases or claims by governmental entities, including retroactive claims;

•	security risks due to the remote location and violence in the northeastern provinces of the Democratic Republic of Congo;

•	risk of loss of property due to expropriation or nationalization of property; and

•	risk of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism.
     Consequently, our Tenke Fungurume development project may be substantially affected by factors beyond our control, any of which could adversely affect our financial position or results of operations.

Terrorist attacks throughout the world and the potential for additional future terrorist acts have created economic and political uncertainties that could materially and adversely affect our business.
     On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of unidentified assailants on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia’s personnel reside. The assailants shot at several vehicles transporting international contract teachers from our school in Tembagapura, their family members and other contractors to PT Freeport Indonesia. The U.S. FBI investigated the incident, which resulted in the U.S. indictment of an alleged operational commander of the Free Papua Movement/National Freedom Force. In January 2006, Indonesian Police, accompanied by FBI agents, arrested the alleged operational commander and 11 other Papuans. In November 2006, verdicts and sentencing were announced for seven of those accused in the August 2002 shooting, including a life sentence for the confessed leader of the attack.
     On October 12, 2002, a bombing killed 202 people in the Indonesian province of Bali, which is 1,500 miles west of our mining and milling operations. Indonesian authorities arrested 35 people in connection with this bombing and 29 of those arrested have been tried and convicted. On August 5, 2003, 12 people were killed and over 100 were injured by a car bomb detonated outside of the JW Marriott Hotel in Jakarta, Indonesia. On September 9, 2004, 11 people were killed and over 200 injured by a car bomb detonated in front of the Australian embassy in Jakarta. On October 1, 2005, three suicide bombers killed 19 people and wounded over 100 in Bali. The same international terrorist organizations are suspected in each of these incidents. In November 2005, Indonesian Police raided a house in East Java that resulted in the death of other accused terrorists linked to the bombings discussed above. Our mining and milling operations were not interrupted by these incidents, but PT Freeport Indonesia’s corporate office in Jakarta had to relocate for several months following the bombing in front of the Australian embassy. In addition to the Bali, JW Marriott Hotel and Australian embassy bombings, there have been anti-American demonstrations in certain sections of Indonesia reportedly led by radical Islamic activists.
     No assurance can be given that additional terrorist incidents will not occur. If there were to be additional violence, it could materially and adversely affect our business in ways that we cannot predict at this time.
Other risks
If market prices for our commodities decline, the carrying values of inventories and long-lived assets may be further impaired, which could require charges to operating income that could be material.
     In the fourth quarter of 2008, we recorded significant charges to reduce the carrying values of inventories and long-lived assets, and to eliminate goodwill. Further declines in the market price of copper, among other factors, may cause us to record additional lower of cost or market inventory adjustments and may also require us to further write down the carrying value of long-lived assets, which would potentially have a material adverse impact on our net income and shareholders’ equity, but would have no effect on cash flows.
Unanticipated litigation or negative developments in pending litigation could have a material adverse effect on our results of operations and financial condition.
     We are a party to the litigation described in our SEC filings and a number of other litigation matters, including asbestos exposure cases, disputes over the allocation of environmental remediation obligations at Superfund and other sites, disputes over water rights and disputes with regulatory authorities. The outcome of litigation is inherently uncertain and adverse developments or outcomes can result in significant monetary damages, penalties or injunctive relief against us, limitations on our property rights, or regulatory interpretations that increase our operating costs. If any of these disputes results in a substantial monetary judgment against us or an adverse legal interpretation, is settled on unfavorable terms, or otherwise affects our operations, it could have a material adverse effect on our operating results and financial condition.
We depend on our senior management team and other key employees, and the loss of any of these employees could adversely affect our business.
     Our success depends in part on our ability to attract, retain and motivate senior management and other key employees. Achieving this objective may be difficult due to many factors, including fluctuations in global economic and industry conditions, competitors’ hiring practices, cost reduction activities, and the effectiveness of our compensation programs. Competition for qualified personnel can be very intense. We must continue to recruit, retain and motivate senior management and other key employees sufficient to maintain our current business and support our future projects. A loss of such personnel could prevent us from capitalizing on business opportunities, and our operating results could be adversely affected.
Risks related to our common stock
The price of our common stock may be volatile.
     The trading price of our common stock has historically fluctuated significantly. For example, in 2008 the high sales price per share of our common stock on the NYSE was $127.24 and the low sales price per share was $15.70. The price of our common stock could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the risk factors below, as well as:
•	actual or anticipated fluctuations in operating results;

•	declines in the market prices of copper, gold and molybdenum;

•	changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	actions of our current stockholders, including sales of common stock by our directors and executive officers;

•	the arrival or departure of key personnel;

•	our, or a competitor’s, announcement of new products, services or innovations; and

•	the operating and stock price performance of other comparable companies.
     General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect the price of our common stock. For these reasons, investors should not rely on recent trends to predict future prices of our common stock or financial results.
Future issuances of equity or equity-linked securities by us may cause the market price of shares of our common stock to fall.
     As of December 31, 2008, we had 384,445,945 shares of common stock outstanding, 57,195,373 shares authorized for issuance upon conversion of preferred stock and convertible notes, and 11,556,876 shares authorized for issuance upon the exercise of outstanding options or the vesting of restricted stock units. The issuance of these new shares, the common stock offered hereby, and the sale of additional shares that may become eligible for sale in the public market from time to time upon the exercise of stock options could have the effect of depressing the market price for shares of our common stock.

Our issuance of preferred stock could adversely affect holders of common stock.
     Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.
Anti-takeover provisions in our charter documents and Delaware law may make an acquisition of us more difficult.
     Anti-takeover provisions in our charter documents and Delaware law may make an acquisition of us more difficult. These provisions:
•	authorize our board of directors to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class; if issued, such preferred stock would increase the number of outstanding shares of our capital stock and could include terms that may deter an acquisition of us;

•	establish advance notice requirements for nominations to the board of directors or for proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•	require the approval of the holders of two thirds of our outstanding common stock to enter into certain business combination transactions, subject to certain exceptions, including if the consideration to be received by our common stockholders in the transaction is deemed to be a fair price.
     These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors other than the candidates nominated by our board of directors.
     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with, or acquisition of, us.
     These provisions may deter an acquisition of us that might otherwise be attractive to stockholders.
We may not be able to pay cash dividends on our common stock.
     Due to the sharp decline in commodity prices and uncertain economic conditions, our board of directors suspended our common stock dividends in December 2008. The declaration and payment of dividends is at the discretion of our board of directors. The payment of cash dividends on our common stock in the future will depend upon many factors, including, but not limited to, our cash flows and financial position, future prospects, copper and gold prices, general economic and market conditions, and other factors deemed relevant by our board of directors. The board will continue to review our dividend policy on an ongoing basis.

     In addition, some of our existing indentures and senior credit facilities limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock, including our common stock. Specifically, under certain of our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including our common stock, only if certain financial tests are met. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on our common stock, we will be unable to pay cash dividends on our common stock unless we can refinance amounts outstanding under those agreements. For a discussion of common stock dividend restrictions in our debt agreements, see “Risks related to our business — financial risks — the agreements governing our indebtedness require us to meet certain financial tests and other covenants as a result may limit our discretion in the operation of our business and our ability to pay dividends on our common stock.”
     Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on our common stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on our common stock, we may not have sufficient cash to pay dividends on our common stock.
Our holding company structure may impact your ability to receive dividends.
     We are a holding company with no material assets other than the capital stock of our subsidiaries. As a result, our ability to repay our indebtedness and pay dividends is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, loan, debt repayment or otherwise. Our subsidiaries do not have any obligation to make funds available to us to repay our indebtedness or pay dividends. Dividends from subsidiaries that are not wholly owned are shared with other equity owners. In addition, cash at our international operations is subject to foreign withholding taxes upon repatriation into the U.S.
     In addition, our subsidiaries may not be able to, or be permitted to, make distributions to enable us to repay our indebtedness or pay dividends. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. Our rights to participate in any distribution of our subsidiaries’ assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ creditors, including any trade creditors and preferred stockholders.

Use of proceeds
     We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things, the repayment of amounts outstanding under our revolving credit facilities and the financing of working capital and capital expenditures.
     As of January 23, 2009, we had $300 million of borrowings outstanding under our $1.5 billion revolving credit facilities, which are due in March 2012. The proceeds from these borrowings were used for general corporate purposes. Interest on our revolving credit facilities currently accrues at the London Interbank Offered Rate (LIBOR) plus 1.0%, subject to an increase or decrease in the interest rate margin based on the credit ratings assigned by Standard and Poor’s Rating Services and Moody’s Investor Services. The weighted average interest rate on the amounts outstanding as of January 23, 2009 was 1.4%.

Price range of common stock
     Our common stock is listed and traded on the New York Stock Exchange under the symbol “FCX.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the New York Stock Exchange.

	High	Low
Fiscal Year 2006
First Quarter	$65.00	$47.11
Second Quarter	72.20	43.10
Third Quarter	62.29	47.58
Fourth Quarter	63.70	47.60
Fiscal Year 2007
First Quarter	67.19	48.85
Second Quarter	85.50	65.62
Third Quarter	110.60	67.07
Fourth Quarter	120.20	85.71
Fiscal Year 2008
First Quarter	107.37	68.96
Second Quarter	127.24	93.00
Third Quarter	117.11	51.21
Fourth Quarter	56.75	15.70
     On January 23, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $22.81 per share.

Dividend policy
     In February 2003, the board of directors initiated a cash dividend for our common stock of $0.09 per share quarterly beginning May 1, 2003. In October 2003, the board authorized an increase in the cash dividend to an annual rate of $0.80 per share and increased the dividend again in October 2004 to an annual rate of $1.00 per share. In December 2004, the board authorized a supplemental common stock dividend of $0.25 per share, and during 2005 the board authorized three supplemental dividends of $0.50 per share paid on March 31, 2005, September 30, 2005 and December 30, 2005. In November 2005, the board authorized an increase in the annual common stock dividend to $1.25 per share (from $1.00 per share) payable quarterly beginning with the February 1, 2006 dividend payment. In 2006, the board authorized four supplemental dividends totaling $3.50 per share. In December 2007, the board authorized an increase in the annual common stock dividend to $1.75 per share, and in July 2008, the board increased the annual common stock dividend to $2.00 per share.
     Due to the sharp decline in commodity prices and uncertain economic conditions, the board, in December 2008, suspended our common stock dividends. The board will continue to review our dividend policy on an ongoing basis.
     Below is a summary of our common stock cash dividends declared and paid during 2008 and 2007:

	2008			2007
	Amount Per			Amount
	Share	Record Date	Payment Date	Per Share	Record Date	Payment Date
First Quarter	$0.4375	Jan. 15, 2008	Feb. 1, 2008	$0.3125	Jan. 16, 2007	Feb. 1, 2007
Second Quarter	0.4375	Apr. 15, 2008	May 1, 2008	0.3125	Apr. 16, 2007	May 1, 2007
Third Quarter	0.4375	July 15, 2008	Aug. 1, 2008	0.3125	July 16, 2007	Aug. 1, 2007
Fourth Quarter	0.5000	Oct. 15, 2008	Nov. 1, 2008	0.3125	Oct. 15, 2007	Nov. 1, 2007
     The declaration and payment of dividends is at the discretion of the board and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the board. The amount of any cash dividend on our common stock will depend upon many factors, including, but not limited to, our cash flows and financial position, future prospects, copper, gold and molybdenum prices, general economic and market conditions, and other factors deemed relevant by the board. In addition, since we are a holding company, our ability to pay cash dividends depends in large measure on our subsidiaries’ ability to make distributions of cash or property to us. Payment of dividends on our common stock and purchases of common stock are also subject to limitations under 8.25% senior notes due 2015, 8.375% senior notes due 2017, senior floating rate notes due 2015, 6.875% senior notes due 2014, and, in certain circumstances, our senior credit facilities. Further, we are restricted by certain of our borrowing arrangements from paying cash dividends in certain circumstances without the prior written consent of the lenders.

Description of capital stock
     The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware and our amended and restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, and our amended and restated by-laws, which we refer to as our by-laws. Copies of our certificate of incorporation and by-laws are incorporated herein by reference and will be sent to you at no charge upon request. See “Where you can find more information.”
Authorized capital stock
     Under our certificate of incorporation, our authorized capital stock consists of 1,800,000,000 shares of common stock, $0.10 par value per share, and 50,000,000 shares of preferred stock, $0.10 par value per share. As of December 31, 2008, there were issued and outstanding:
•	384,445,945 shares of common stock (not including 121,251,355 shares held in treasury) and associated preferred stock purchase rights;

•	831,554 shares of 5 1/2% convertible perpetual preferred stock; and

•	28,750,000 shares of 6 3/4% mandatory convertible preferred stock.
     As of December 31, 2008, 17,903,773 shares of common stock were authorized for issuance upon conversion of the 5 1/2% convertible perpetual preferred stock and 39,255,250 shares of common stock were authorized for issuance upon conversion of the 6 3/4% mandatory convertible preferred stock, 36,350 shares were authorized for issuance upon conversion of the 7% convertible senior notes due 2011, 9,780,414 shares were authorized for issuance upon exercise of stock options (of which 2,036,373 were exercisable) and 1,776,462 shares were authorized for issuance upon the vesting of restricted stock units. In addition, as of December 31, 2008, we also had 72,533 stock appreciation rights outstanding (all of which were exercisable) that will be settled in cash upon exercise.
Description of common stock
     Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable.
     Voting rights. Holders of common stock are entitled to elect all of the authorized number of members of the board of directors, excluding those directors that holders of the 5 1/2% convertible perpetual preferred stock and the 6 3/4% mandatory convertible preferred stock, voting as a single class, have the exclusive right to elect if we fail to make specified dividend payments and the rights of holders of any subsequently issued shares of preferred stock. See “— Description of preferred stock” for additional information relating to the voting rights of our preferred stock. Each share of common stock has one vote. With respect to all other matters submitted to a vote of stockholders, except as required by law, the holders of the common stock vote together as a single class, and record holders have one vote per share.
     Dividend rights; rights upon liquidation. Holders of the common stock will share ratably in any cash dividend that may from time to time be declared with respect to the common stock by our board of directors. In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of the common stock, the holders of our preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of the common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.

           Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.
           Transfer agent. The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services.
           NYSE. Our common stock is listed on the New York Stock Exchange under the symbol “FCX.”
Certain provisions of our certificate of incorporation and by-laws
           Supermajority voting/fair price requirements. Our certificate of incorporation provides that the approval of the holders of not less than 66 2/3% of our outstanding common stock is required for:
•	Any merger or consolidation of our company or any of our subsidiaries with or into any person or entity, or any affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 20 percent or more of our common stock or any class of our common stock, which we refer to as an interested party;

•	any merger or consolidation of an interested party with or into our company or any of our subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 10 percent of the fair market value of the total assets of our company or any of our subsidiaries in one or more transactions involving an interested party;

•	the adoption of any plan or proposal for liquidation or dissolution of our company proposed by or on behalf of any interested party;

•	the issuance or transfer by us or any of our subsidiaries of securities having a fair market value of $10 million or more to any interested party; or

•	any recapitalization, reclassification, merger or consolidation of our company or any of our subsidiaries that would increase an interested party’s voting power in our company or any of our subsidiaries.
However, the two-thirds voting requirement is not applicable if:
•	our board approves the transaction, or approves the acquisition of the common stock that caused the interested person to become an interested person, and the vote includes the affirmative vote of a majority of our directors who are not affiliates of the interested party and who were members of our board prior to the time the interested party became the interested party;

•	the transaction is solely between us and any of our wholly owned subsidiaries or between any of our wholly owned subsidiaries; or

•	the transaction is a merger or consolidation and the consideration to be received by our common stockholders is at least as high as the highest price per share paid by the interested party for our common stock on the date the common stock was last acquired by the interested party or during a period of two years prior.
           Amendments to supermajority voting requirement. The affirmative vote of at least 66 2/3% of our company’s outstanding common stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the fair price requirements described above.

     Effects of authorized but unissued common stock and blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
     In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.
     Advance notice of intention to nominate a director. Our certificate of incorporation and by-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by our board. Any nomination that fails to comply with these requirements may be disqualified.
     Advance notice of stockholder proposals. Our by-laws permit a stockholder proposal to be presented at a stockholders’ meeting only if prior written notice of the proposal is provided to us within the time periods and in the manner specified in the by-laws.
     No ability of stockholders to call special meetings. Our certificate of incorporation and by-laws deny stockholders the right to call a special meeting of stockholders, except to the extent that holders of preferred stock have the right to call a special meeting in some circumstances. Our certificate of incorporation and by-laws provide that, except to that extent, only the board of directors, the chairman of the board, the vice chairman of the board or the president may call special meetings of the stockholders.
     Action by written consent. Our by-laws permit our stockholders to take any action required or permitted to be taken at any annual or special meeting of stockholders by written consent of stockholders having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
     Removal of directors; filling vacancies on board of directors. Our certificate of incorporation provides that any director may be removed, with cause, by a vote of the holders of common stock and the holders of any voting preferred stock, voting together. In addition, any vacancies on the board of directors resulting by the death, resignation or removal of a director may be filled by a vote of holders of common stock and holders of voting preferred stock, voting together. The certificate of incorporation also provides that the remaining directors, regardless of any quorum requirements set out in the by-laws, may also fill any vacancy (including any resulting from an increase in the authorized number of directors) by majority vote.

     Amendment of by-laws. Our certificate of incorporation and by-laws provide that the by-laws may be altered, amended, changed or repealed by vote of the stockholders or at any meeting of the board of directors by the vote of a majority of the directors present or as otherwise provided by statute.
     Limitation of liability of directors and officers. As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholder’s rights to recover monetary damages against a director or officer for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-monetary relief, such as an injunction or rescission. The Securities and Exchange Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.
     In addition, our certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer who (because of the fact that he or she is our director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by the director or officer in advance of the final disposition of a proceeding according to applicable law.
Description of preferred stock
     Our 6 3/4% mandatory convertible preferred stock has a liquidation preference of $100 per share and will automatically convert on May 1, 2010 into shares of common stock. The preferred stock was initially convertible into between 1.3605 and 1.6327 shares of our common stock, depending on the applicable market value of our common stock. The conversion rate is adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.3125 per share; however, adjustments required as a result of dividends that do not exceed one percent are carried forward and must be made no later than August 1 of each year. As a result of the quarterly common stock dividends paid through November 1, 2008, each share of preferred stock is now mandatorily convertible into between 1.3654 and 1.6386 shares of common stock on May 1, 2010, depending on the applicable market value of our common stock, and holders may elect to convert at any time prior to May 1, 2010 at a conversion rate equal to 1.3654 shares of common stock, or an aggregate of approximately 39 million shares. In the event of a “cash acquisition” of our company as defined in the certificate of designations, holders of the preferred stock have the right to convert their shares into common stock at the “cash acquisition conversion rate” determined as set forth in the certificate of designations. In addition, in connection with a cash acquisition, we would pay converting holders additional amounts in cash or common stock, as set forth in the certificate of designations. Dividends are cumulative and are payable quarterly on February 1, May 1, August 1 and November 1. We may elect to pay dividends in cash, by delivery of shares of common stock, or through any combination of cash and common stock, in the manner set forth in certificate of designations. Generally, we cannot pay dividends on or repurchase our common stock unless all accrued, cumulated and unpaid dividends on the 6 3/4% mandatory convertible preferred stock for all prior dividend periods have been paid in full.
     Our 5 1/2% convertible perpetual preferred stock has a liquidation preference of $1,000 per share. Each share was initially convertible into 18.8019 shares of our common stock. The conversion rate is adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through November 1, 2008, each share of preferred stock is now convertible into 21.5305 shares of common stock, or an aggregate of approximately 17.9 million shares of common stock. Beginning March 30, 2009, we may redeem shares of the 5 1/2% convertible perpetual preferred stock by paying cash, our common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if our common stock has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. If there is a change of control as defined in the certificate of designations, holders of the preferred stock have the option to require us to purchase their shares for $1,000, plus accumulated and unpaid dividends, which we may elect to pay in cash, shares of common stock or any combination, subject to specified conditions. Dividends are cumulative and are payable quarterly on February 1, May 1, August 1 and November 1. Generally, we cannot pay dividends on or repurchase our common stock unless all accrued, cumulated and unpaid dividends on the 5 1/2% convertible perpetual preferred stock for all prior dividend periods have been paid in full.
     Under the Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock. We have reserved for issuance 2,500,000 shares of our Series A Participating Cumulative Preferred Stock, par value $0.10 per share, and no such shares are currently outstanding. For additional information relating to our Series A Participating Cumulative Preferred Stock, see “—The rights agreement.”
     Holders of our 6 3/4% mandatory convertible preferred stock and our 5 1/2% convertible perpetual preferred stock generally have no voting rights, except as required by law. If dividends payable on the preferred stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or securities having similar voting rights (including our Series A Participating Cumulative Preferred Stock, if any) (the “voting rights class”), will be entitled at the next meeting of our stockholders to elect two directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. We may not amend our certificate of incorporation if the amendment would adversely affect the holders of our 6 3/4% mandatory convertible preferred stock or 5 1/2% convertible perpetual preferred stock, unless we obtain the consent of holders of at least two-thirds the outstanding shares of the voting rights class, voting as a single class.
     We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.
Description of convertible notes
     As of December 31, 2008, we had outstanding $1,096,334 principal amount of our 7% convertible senior notes due February 2011. Interest on the convertible notes is payable semiannually on March 1 and September 1. The notes were initially convertible, at the option of the holder, at any time on or prior to maturity into shares of common stock at a conversion price of $30.87 per share, which was equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes. The conversion rate is adjustable when dividends over a twelve-month period exceed a certain threshold. As a result of our cumulative twelve-month dividends through February 2007, the conversion price was adjusted to $30.16 per share, which is equal to a conversion rate of approximately 33.16 shares of common stock per $1,000 principal amount of notes, or as of December 31, 2008, an aggregate of approximately 36,350 shares of common stock. No further adjustments to the conversion price have been required since that time. For additional information about our 7% convertible senior notes due February 2011, you should refer to the indenture for the notes, which is an exhibit to our Form 10-K.

The rights agreement
     The Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with our board of directors rather than attempt to acquire us in a manner or on terms that the board deems unacceptable. Under the Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock at an exercise price of $60 per unit, subject to adjustment. The rights trade with all outstanding shares of the common stock. The rights will separate from the common stock and become exercisable upon the earlier of:
•	the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of our outstanding common stock, referred to as an acquiring person; or

•	the tenth business day, or any later date as determined by the board of directors prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.
     Term of rights. The rights will expire on May 16, 2010, unless we extend this date or redeems or exchanges the rights as described below.
     Exercise after someone becomes an acquiring person. After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of the common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.
     Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:
•	We are acquired in a merger or other business combination; or

•	We sell or otherwise transfer 50 percent or more of our assets or earning power.
     Adjustment. The exercise price, the number of rights outstanding and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We will not issue fractional preferred stock shares. Instead, We will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.
     Rights, preferences and limitations of rights. Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of the common stock. In the event of liquidation, the holders of each share of preferred stock will be entitled to a preferential liquidation payment of the greater of $0.10 per share or 100 times the payment made per share of the common stock. Each share of preferred stock will entitle the holder to 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of the preferred stock will entitle the holder to receive 100 times the amount received per share of the common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock’s dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of preferred stock should approximate the value of one share of the common stock.

     Exchange and redemption. After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of common stock, or one one-hundredth of a share of preferred stock, per right. We generally may not make an exchange after any person or group becomes the beneficial owner of 50 percent or more of the common stock.
     We may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately, and the only right of the rights holders will be to receive the cash redemption price.
     Amendments. We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

Material U.S. federal tax considerations for
non-U.S. holders of common stock
     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:
•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.
     A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.
     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.
Dividends
     Distributions made to a non-U.S. holder of common stock that constitute dividends generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty (except in circumstances described in the following paragraphs). A distribution will constitute a dividend to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of common stock, as gain from the sale or exchange of such stock. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.
     If at least 80% of our gross income for the relevant period (described below) is foreign source income attributable to non-U.S. active business operations, as determined under applicable tax rules, payments of dividends on the common stock will be subject to withholding tax only to the extent of that portion of the dividend which corresponds to the portion of our total gross income for the relevant period that is derived from U.S. sources. The relevant period is the three-year period ending with the close of our taxable year preceding our taxable year in which the dividend is paid. Following our acquisition of Phelps Dodge, our subsidiary Freeport-McMoRan Corporation generates significant gross income from U.S. based mining operations. We have determined that this special exception will not apply to dividends paid after the 2008 taxable year.

     The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Gain on disposition of common stock
     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:
•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as described below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.
     Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently a U.S. real property holding corporation; however, we cannot assure holders that we will not become a U.S. real property holding corporation prior to a non-U.S. holder’s disposition of common stock.
     If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of common stock is effectively connected with the conduct of such trade or business, the non-U.S. holder will generally be taxed in the same manner as a U.S. holder, subject to an applicable income tax treaty providing otherwise. Non-U.S. holders whose gain from dispositions of common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of common stock, including the possible imposition of a branch profits tax.
Information reporting and backup withholding
     Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.
Federal estate tax
     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Plan of distribution
     We have entered into a distribution agreement with J.P. Morgan Securities, Inc. under which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $750 million through J.P.Morgan as our sales agent. Sales of our shares of common stock, if any, will be made by means of ordinary brokers’ transactions on the NYSE at market prices. As agent, J.P.Morgan will not engage in any transactions that stabilize our common stock.
     J.P.Morgan will offer our common stock subject to the terms and conditions of the distribution agreement on a daily basis or as otherwise agreed upon by us and J.P.Morgan. We will designate the maximum amount of our common stock to be sold through J.P.Morgan on a daily basis or otherwise determine such maximum amount together with J.P.Morgan. Subject to the terms and conditions of the distribution agreement, J.P.Morgan will use its commercially reasonable efforts as the sales agent to sell on our behalf all of the designated shares of our common stock. We may instruct J.P.Morgan not to sell our common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We may suspend the offering of our common stock under the distribution agreement by notifying J.P.Morgan. J.P.Morgan may suspend the offering of our common stock under the agreement by notifying us of such suspension.
     J.P.Morgan will receive from us a commission equal to 1.25% of the gross sales price per share for any shares sold through it as our sales agent under the distribution agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares. We have agreed to reimburse J.P.Morgan for certain of their legal expenses in certain circumstances.
     J.P.Morgan will provide written confirmation to us following the close of trading on the NYSE each day on which shares of our common stock are sold by it for us under the distribution agreement. Each confirmation will include the number of shares sold on that day, the gross sales price per share and the net proceeds to us.
     Settlement for sales of our common stock will occur, unless the parties agree otherwise, on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
     We will deliver to the NYSE copies of this prospectus supplement pursuant to the rules of the exchange. We will report in a prospectus supplement and/or our Exchange Act filings at least quarterly the number of shares of our common stock sold through J.P.Morgan under the distribution agreement, the net proceeds to us and the compensation paid by us to J.P.Morgan in connection with the sales of our common stock.
     In connection with the sale of our common stock on our behalf, J.P.Morgan may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to J.P.Morgan may be deemed to be underwriting commissions or discounts. We have agreed in the distribution agreement to provide indemnification and contribution to J.P.Morgan against certain civil liabilities, including liabilities under the Securities Act.
     In the ordinary course of their business, J.P.Morgan and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, financial advisory or other services for us for which they have received, or may receive, separate fees. Under our senior credit facilities, JPMorgan Chase Bank, N.A. is administrative agent and collateral agent and affiliates of J.P.Morgan Securities Inc. are also lenders. These affiliates will receive a portion of the proceeds from the sale of our common stock hereunder to the extent such proceeds are used to repay borrowings under our senior credit facilities.

     If J.P.Morgan or we have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934 are not satisfied, that party will promptly notify the others and sales of our common stock under the distribution agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of J.P.Morgan and us.
     The offering of our common stock pursuant to the distribution agreement will terminate upon the earlier of (i) the sale of all shares of our common stock subject to the distribution agreement or (ii) the termination of the distribution agreement by us or by J.P.Morgan.
     We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to J.P.Morgan under the distribution agreement, will be approximately $450,000, including approximately $29,475 for the SEC registration fee, $85,000 for accounting fees and expenses, $225,000 for legal fees and expenses and $110,525 for miscellaneous other fees and expenses.

Legal matters
     The validity of the shares of our common stock being offered by us will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana and certain legal matters will be passed upon for the sales agent by Cravath, Swaine & Moore LLP.
Experts
Freeport-McMoRan
     The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. appearing in Freeport-McMoRan Copper & Gold Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007 (including schedule appearing therein), and the effectiveness of Freeport-McMoRan Copper & Gold Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Phelps Dodge
     The financial statements of Phelps Dodge and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to “Item 8. Financial Statements and Supplementary Data” of Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Where you can find more information
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and our website at http://www.fcx.com. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
     We are “incorporating by reference” into this prospectus specific documents that we filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement and accompanying prospectus. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the termination of the offerings of all of the securities covered by this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus are part of a registration statement filed with the SEC.
     We are “incorporating by reference” into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

Freeport-McMoRan Securities and
Exchange Commission Filings	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2007

Quarterly Report on Form 10-Q	Fiscal quarter ended March 31, 2008

Fiscal quarter ended June 30, 2008

Fiscal quarter ended September 30, 2008

Current Reports on Form 8-K	Filed on March 1, 2007, January 14, 2008, February 1, 2008, July 23, 2008 (Items 8.01 and 9.01), September 2, 2008, September 10, 2008, October 6, 2008, November 10, 2008, December 4, 2008, December 18, 2008 and January 26, 2009 (Items 1.01 and 9.01)

Registration Statement on Form 8-A, as amended, for a description of FCX’s common stock, par value $0.10 per share	Filed on January 26, 2009, including any amendments or reports filed to update such description

Registration Statement on Form 8-A, as amended, for a description of FCX’s 6¾% Mandatory Convertible Preferred Stock	Filed on March 23, 2007, including any amendments or reports filed to update such description

Phelps Dodge Securities and
Exchange Commission Filings	Period or Date Filed
“Item 8. Financial Statements and Supplementary Data” of Annual Report on Form 10-K	Fiscal Year ended December 31, 2006
     We will provide to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference. You can request copies of such documents if you call or write us at the following address or telephone number: Freeport-

McMoRan Copper & Gold Inc., One North Central Avenue, Phoenix, Arizona 85004-4414, (602) 366-8400.
     This prospectus supplement and any accompanying prospectus or information incorporated by reference herein or therein, contains summaries of certain agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we will enter into in connection with the offering of securities covered by this prospectus supplement. The descriptions of these agreements contained in this prospectus supplement and accompanying prospectus or information incorporated by reference herein or therein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.
     You should rely only upon the information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus supplement.
     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus supplement.

Prospectus
Freeport-McMoRan Copper & Gold Inc.
Common stock, Preferred stock, Debt securities, Warrants, Purchase contracts and units
We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. We urge you to read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, which will describe the specific terms of these securities, carefully before you make your investment decision.
Our common stock is listed on the New York Stock Exchange under the trading symbol “FCX.”
Investing in these securities involves certain risks. See “Risk Factors” in the applicable Prospectus Supplement and in our most recent annual report on Form 10-K, which is incorporated by reference herein.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
The date of this prospectus is March 1, 2007

About this prospectus
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where you can find more information.”
We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.
Freeport-McMoRan Copper & Gold Inc.
Freeport-McMoRan Copper & Gold Inc., or Freeport-McMoRan, is one of the world’s largest producers of copper and gold. Freeport-McMoRan’s Grasberg minerals district in Papua, Indonesia, contains the world’s single largest copper reserve and the world’s single largest gold reserve. On November 19, 2006, Freeport-McMoRan and Phelps Dodge Corporation, or Phelps Dodge, announced that they had signed a merger agreement pursuant to which Freeport-McMoRan will acquire Phelps Dodge for approximately $25.9 billion in cash and stock, based on Freeport-McMoRan’s closing stock price on November 17, 2006 (“the transaction”), creating one of the world’s largest publicly traded copper companies and one of North America’s largest mining companies. Phelps Dodge is one of the world’s leading producers of copper and molybdenum. Phelps Dodge has mines in operation or under development in North and South

America, and Africa, including the Tenke Fungurume development project in the Democratic Republic of Congo.
Freeport-McMoRan’s principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana, and our telephone number at that address is (504) 582-4000. We maintain a website at http://www.fcx.com, where general information about us is available. We are not incorporating the contents of our website into this prospectus.
Use of proceeds
Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.
Ratio of earnings to fixed charges
The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Years ended December 31,	2006		2005		2004		2003		2002
Ratio of earnings to fixed charges	32.8	x	15.7	x	4.7	x	3.9	x	3.4	x
Ratio of earnings to fixed charges and preferred stock dividends	14.2	x	8.1	x	2.8	x	3.0	x	2.5	x
For the ratio of earnings to fixed charges calculation, earnings consist of pre-tax income from continuing operations before minority interests in consolidated subsidiaries, income or loss from equity investees and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest. For the ratio of earnings to fixed charges and preferred stock dividends calculation, we assumed that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each year.
Description of securities
This prospectus contains a summary of the securities that Freeport-McMoRan or certain selling securityholders to be identified in a prospectus supplement may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.
Description of Freeport-McMoRan capital stock
The following summary of the terms of the capital stock of Freeport-McMoRan is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware and the Freeport-McMoRan certificate of incorporation and bylaws. Copies of the Freeport-McMoRan certificate of incorporation and bylaws are incorporated herein by reference and will be sent to you at no charge upon request. See “Where you can find more information” below.

Authorized capital stock
Prior to completion of the transaction. Under the Freeport-McMoRan certificate of incorporation, Freeport-McMoRan authorized capital stock consists of 423,600,000 shares of Class B common stock, $0.10 par value per share, and 50,000,000 shares of preferred stock, $0.10 par value per share. As of December 31, 2006, 23,222,782 shares of the Class B common stock, were authorized for issuance upon conversion of the preferred shares, 229,068 shares were authorized for issuance upon conversion of the 7% Convertible Senior Notes due 2011, 5,659,123 shares were authorized for issuance upon exercise of employee stock options (of which 466,935 were exercisable) and 531,573 shares were authorized for issuance upon the vesting of employee restricted stock units. In addition, as of December 31, 2006, Freeport-McMoRan also had 142,593 stock appreciation rights outstanding (of which 126,203 were exercisable) that will be settled in cash upon exercise and 67,180 shares of phantom stock outstanding that will be settled in cash. As of December 31, 2006, there were issued and outstanding:
•	196,964,996 shares of Class B common stock (not counting the 112,961,136 shares held in Freeport-McMoRan’s treasury); and

•	1,099,985 shares of 5 1/2% Convertible Perpetual Preferred Stock.
If approved by the shareholders at a special meeting on March 14, 2007, the Freeport-McMoRan certificate of incorporation will be amended to increase the authorized number of shares of Freeport-McMoRan capital stock to 750,000,000 and to increase the authorized number of shares of Class B common stock to 700,000,000. If the proposal to amend the Freeport-McMoRan certificate of incorporation is approved by the shareholders, the “Class B common stock” will be renamed “common stock” and the provisions and references to the previously designated classes of preferred stock (other than the Series A Participating Cumulative Preferred Stock and the 5 1/2% Convertible Perpetual Preferred Stock), of which no shares are outstanding, will be deleted.
In 2002, Freeport-McMoRan amended its certificate of incorporation to reclassify its Class A common stock and Class B common stock into a single class designated as Class B common stock. As a result, Freeport-McMoRan does not have any Class A common stock. If the proposal to amend the Freeport-McMoRan certificate of incorporation is approved by the shareholders, all references to “Class B common stock” in the Freeport-McMoRan certificate of incorporation will be amended to refer only to “common stock” and, in addition, the provisions and references to the previously designated classes of preferred stock (other than the Series A Participating Cumulative Preferred Stock as discussed below in “—The Freeport-McMoRan rights agreement” and the 5 1/2% Convertible Perpetual Preferred Stock), of which no shares are outstanding, will be deleted.
Description of common stock
Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable. The outstanding shares of common stock are, and the shares of common stock issued and delivered pursuant to the merger agreement will be, duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive or other similar right.
Voting rights. Holders of common stock are entitled to elect all of the authorized number of members of the Freeport-McMoRan board of directors, excluding those directors that holders of the 5 1/2% Convertible Perpetual Preferred Stock have the exclusive right to elect if Freeport-McMoRan fails to make specified dividend payments and the rights of holders of any subsequently issued shares of preferred stock. Each share of common stock has one vote. With respect to all other matters submitted to a vote of Freeport-McMoRan shareholders, except as required by law, the holders of the common stock vote together as a single class, and record holders have one vote per share.
Dividend rights; rights upon liquidation. Holders of the common stock will share ratably in any cash dividend that may from time to time be declared with respect to the common stock by the Freeport-McMoRan board of directors. In the event of a voluntary or involuntary liquidation, dissolution or winding up of Freeport-McMoRan, prior to any distributions to the holders of the common stock, the holders of the Freeport-McMoRan preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of the common stock will share ratably, according to the number of shares held by them, in Freeport-McMoRan’s remaining assets, if any.
Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.
Transfer agent. The transfer agent and registrar for the common stock is Mellon Investor Services LLC.
NYSE. Our common stock is listed on the New York Stock Exchange under the symbol “FCX.”
Preferred stock
We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.
The Freeport-McMoRan rights agreement
The Freeport-McMoRan Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with the Freeport-McMoRan board of directors rather than attempt to acquire the company in a manner or on terms that the board deems unacceptable. Under the Freeport-McMoRan Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of Freeport-McMoRan Series A Participating Cumulative Preferred Stock at an exercise price of $60 per unit, subject to adjustment. The rights trade with all outstanding shares of the common stock. The rights will separate from the common stock and become exercisable upon the earlier of:
•	the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of outstanding Freeport-McMoRan common stock, referred to as an acquiring person; or

•	the tenth business day, or any later date as determined by the Freeport-McMoRan board of directors prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.
Term of rights. The rights will expire on May 16, 2010, unless Freeport-McMoRan extends this date or redeems or exchanges the rights as described below.
Exercise after someone becomes an acquiring person. After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of the common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.
Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:
•	Freeport-McMoRan is acquired in a merger or other business combination; or

•	Freeport-McMoRan sells or otherwise transfers 50 percent or more of its assets or earning power.
Adjustment. The exercise price, the number of rights outstanding and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. Freeport-McMoRan will not issue fractional preferred stock shares. Instead, Freeport-McMoRan will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.
Rights, preferences and limitations of rights. Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of the common stock. In the event of liquidation, the holders of each share of preferred stock will be entitled to a preferential liquidation payment of the greater of $0.10 per share or 100 times the payment made per share of the common stock. Each share of Freeport-McMoRan preferred stock will entitle the holder to 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of the preferred stock will entitle the holder to receive 100 times the amount received per share of the common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Freeport-McMoRan preferred stock’s dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of preferred stock should approximate the value of one share of the common stock.
Exchange and redemption. After a person or group becomes an acquiring person, Freeport-McMoRan may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of common stock, or one one-hundredth of a share of preferred stock, per right. Freeport-McMoRan generally may not make an exchange after any person or group becomes the beneficial owner of 50 percent or more of the common stock.
Freeport-McMoRan may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Freeport-McMoRan board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately, and the only right of the rights holders will be to receive the cash redemption price.
Amendments. Freeport-McMoRan may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, Freeport-McMoRan may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.
Description of debt securities
The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and The Bank of New York, as trustee. Senior debt securities will be issued under senior indentures. Subordinated debt securities will be issued under a subordinated indenture. Each of the senior indentures and the subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.
Description of warrants
We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.
Description of purchase contracts
We may issue purchase contracts for the purchase or sale of:
•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.
Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.
Description of units
As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.
Forms of securities
Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.
Registered global securities
We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.
If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.
Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.
So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.
Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Freeport-McMoRan, the trustees, the warrant agents, the unit agents or any other agent of Freeport-McMoRan, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.
If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.
Plan of distribution
Freeport-McMoRan and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:
•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.
The prospectus supplement will state the terms of the offering of the securities, including:
•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Freeport-McMoRan, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.
Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
If we and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:
•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.
Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.
We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Freeport-McMoRan at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.
Underwriters and agents may be entitled under agreements entered into with Freeport-McMoRan and/or the selling securityholders, if applicable, to indemnification by Freeport-McMoRan and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Freeport-McMoRan and its affiliates in the ordinary course of business.
Each series of securities will be a new issue of securities and will have no established trading market other than the common stock, which is listed on the New York Stock Exchange. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.
Where you can find more information
Freeport-McMoRan files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:
Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549
You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like Freeport-McMoRan who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.
The Securities and Exchange Commission allows Freeport-McMoRan to incorporate by reference information into this document. This means that Freeport-McMoRan can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that Freeport-McMoRan makes with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed) until all the securities offered under this prospectus are sold.

Freeport-McMoRan Securities and
Exchange Commission Filings	Period or date filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2006
Current Reports on Form 8-K	February 5, 2007 and March 1, 2007
Proxy Statement on Schedule 14A	Filed on March 22, 2006
Registration Statements on Form 8-A	Filed on June 29, 1995 and May 16, 2000

Phelps Dodge Securities and
Exchange Commission Filing	Period or date filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2006
Documents incorporated by reference are available from Freeport-McMoRan without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112
Attention: Investor Relations
Telephone: (504) 582-4000

Information concerning forward-looking statements
This prospectus and Freeport-McMoRan’s financial statements and other documents incorporated by reference in this prospectus contain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Act of 1995. When used in this document, the words “anticipates,” “may,” “can,” “plans,” “feels,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Freeport-McMoRan or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
Some other risks and uncertainties include, but are not limited to:
•	macroeconomic conditions and general industry conditions, such as the competitive environment of the mining industry;

•	unanticipated mining, milling and other processing problems;

•	accidents that lead to personal injury or property damage;

•	persistent commodity price reductions;

•	changes in political, social or economic circumstances in areas where we operate or plan to operate;

•	expropriation;

•	variances in ore grades;

•	labor relations;

•	adverse weather conditions and natural disasters, such as earthquakes;

•	the speculative nature of mineral exploration;

•	fluctuations in interest rates and other adverse financial market conditions;

•	regulatory and litigation matters and risks;

•	changes in tax and other laws;

•	the risk that a condition to closing of the transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and

•	other risks to consummation of the transaction.

The actual results or performance by Freeport-McMoRan or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Freeport-McMoRan or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Legal opinions
The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York.
Experts
Freeport-McMoRan
The consolidated financial statements of Freeport-McMoRan incorporated by reference in Freeport-McMoRan’s annual report on Form 10-K for the year ended December 31, 2006 (including schedules appearing therein), and Freeport-McMoRan management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference therein, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Phelps Dodge
The financial statements of Phelps Dodge and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
Reserves
The information regarding Freeport-McMoRan’s reserves as of December 31, 2006, that is either in this document or incorporated by reference to Freeport-McMoRan’s annual report on Form 10-K for the year ended December 31, 2006, has been verified by Independent Mining Consultants, Inc. This reserve information has been included in this document and incorporated by reference upon the authority of Independent Mining Consultants, Inc. as experts in mining, geology and reserve determination.